

Global Leader in Intelligent Climate and Energy Solutions

2023
Annual Report

Transforming today for a better tomorrow.

Transformation begins with belief. That innovation can make an impact. That taking care of people means taking care of the planet. That our solutions have the power to improve life today and tomorrow. It is why Carrier is transforming spaces every day. In homes. In buildings. Across the cold chain. Our inclusive, diverse team combines global and local expertise with an uncompromising commitment to customers. Together, we deliver intelligent, connected ecosystems and visionary breakthroughs that help support comfort, health and productivity while promoting sustainable energy usage.

We are Carrier. A global leader in intelligent climate and energy solutions. For people, our planet and generations to come.

Contents

About Carrier

Carrier is a global leader in intelligent climate and energy solutions, with a diverse and world-class workforce. Through our performance-driven culture, we are creating long-term shareowner value by growing earnings and investing strategically to strengthen our position in the markets we serve.

160+
Countries

~53,000
Employees

2023 Financial Performance

$22.1B
Net sales

$3.2B
Adjusted operating profit[1]

14.5%
Adjusted operating margin[1]

$617M
Research and development

$2.73
Adjusted diluted earnings per share[1]

$2.1B
Free cash flow[1]

$0.74
Dividends paid per common share

Net sales[2] by segment



Fire & Security 16%
Refrigeration 17%
HVAC 67%

Net sales by region



Asia Pacific 20%
EMEA 22%
Americas 58%

Net sales mix



Parts and service 24%
New equipment 76%

Historical Performance

Net sales (dollars in billions)



20.6 (21) · 20.4 (22) · 22.1 (23)

Adjusted operating profit[1] (dollars in billions)



2.8 (21) · 2.9 (22) · 3.2 (23)

Adjusted operating margin[1] (percent)



13.7 (21) · 14.2 (22) · 14.5 (23)

Research and development (dollars in millions)



503 (21) · 539 (22) · 617 (23)

Adjusted diluted earnings per share[1] (dollars per share)



2.27 (21) · 2.34 (22) · 2.73 (23)

Free cash flow[1] (dollars in billions)



1.9 (21) · 1.4 (22) · 2.1 (23)

Dividends paid per common share (dollars per share)



0.48 (21) · 0.60 (22) · 0.74 (23)

[1] See page 69 for additional information regarding non-GAAP measures.
[2] Segment sales include intercompany sales.



David Gitlin

Chairman & Chief Executive Officer

$22.1B
Net sales

$2.73
Adjusted diluted earnings per share[1]

$2.1B
Free cash flow[1]

$57.45
CARR stock price as of December 31, 2023

[1] See page 69 for additional information regarding non-GAAP measures.

Dear Fellow Shareowners,

2023 was a monumental year for Carrier as we initiated our transformation to become the global leader in intelligent climate and energy solutions.

Sharpened strategic focus: portfolio transformation
I am proud to say we delivered excellent results as we transformed our portfolio and embarked on a journey to become a more agile, simpler, higher-growth, customer-centric company. Our focus is clear and unwavering: to be the global leader in intelligent climate and energy solutions.

Heating and cooling of buildings and homes, together with food waste, contribute an estimated 25% of annual carbon emissions and play a significant role in global warming and climate change. Our industry has both the opportunity and the obligation to be part of the solution. This challenge is the catalyst for Carrier's portfolio transformation and drives the decisions we make and the priorities we set for our investments and product offerings.

The cornerstone of our portfolio transformation is our recent combination with Viessmann Climate Solutions, which I believe will be viewed as the most impactful business combination our industry has ever seen. Viessmann Climate Solutions is the premier company in the most attractive space in our industry — residential heating and cooling in Europe — which is undergoing a significant shift from fossil fuel boilers to energy-efficient electric heat pumps. Viessmann Climate Solutions enhances our existing global portfolio with access to the iconic Viessmann brand, a differentiated channel, and a reputation built over more than 100 years for manufacturing premium products and highly efficient and renewable climate solutions. Together, we now have the most comprehensive and differentiated suite of sustainable technologies and services to address our customers' business and sustainability goals. We are thrilled to welcome the 12,000 Viessmann Climate Solutions team members to Carrier.

We also made the pivotal decision to exit our Fire & Security segment and commercial refrigeration business. In December, we announced the sale of our security business, global access solutions, to Honeywell for an enterprise value of $4.95 billion, quickly followed by a definitive agreement to sell our commercial refrigeration business to Haier for $775 million. We are making good progress on our other business exits and are preparing to exit them throughout the course of 2024.

Upon the completion of our transformation, we will be a higher-growth pure-play company with over 6,000 engineers around the world focused on providing our customers with innovative and differentiated sustainable solutions.

Well positioned to lead in the rapid climate and energy transition

Through our acquisitions and rigorous innovation, we are advancing our portfolio of solutions focused on efficiency and electrification, in support of the shift from fossil fuel to electric heating. We also remain focused on helping our customers achieve their climate goals, including net-zero commitments, and we are on track to reduce our customers' carbon footprint by more than 1 gigaton by 2030.

Heat pumps are a vital tool to address the rapidly growing demand for sustainable building solutions. In Europe, new regulations and incentive programs are expected to result in approximately 400% growth in the region's heat pump installed base by 2030. In the United States, the Inflation Reduction Act is further incentivizing the transition to heat pumps, as government subsidies provide Americans with access to $370 billion for clean energy investments in the form of tax credits, incentives and rebates to improve energy efficiency and, notably, a $2,000 incentive for residential heat pumps. We are starting to see this transition play out around the world, and we expect significant acceleration throughout 2024.

Driving greater recurring revenues in aftermarket and digitally enabled lifecycle solutions

We are transitioning from an equipment-only provider to a leader in digitally enabled lifecycle solutions. In 2023, we saw positive traction through increases in both the number of connected and connectable devices as well as customer subscriptions across key geographies. By year-end, our commercial HVAC business had nearly 75,000 chillers under long-term BluEdge service agreements and approximately 29,000 connected chillers.

We continue to make significant investments in our two key digital platforms — Abound for buildings and Lynx for the cold chain. Both platforms are helping us drive strong and consistent double-digit growth for our aftermarket business. Abound now monitors over 1.1 billion square feet of building space, and nearly 115,000 refrigeration units equipped with Lynx are under paid subscriptions. We are also unlocking incremental value through long-term BluEdge service contracts, enabling customers to realize the benefits of connected devices and the Internet of Things, enhancing efficiency and performance, lowering costs and improving building health.

Given the strong performance of our parts and service business, we remain confident in our ability to continue to generate double-digit aftermarket growth, as we have for the last three years — underscoring the strength of this higher-margin business as a meaningful pillar of our value proposition.

Performing while transforming and delivering strong financial execution

In 2023, our team controlled the controllables and consistently delivered on our commitments. Our strong financial results for the year demonstrate that our playbook is working. We are actively pursuing areas of growth by focusing our resources and efforts on key verticals and geographies that present the greatest opportunities.

We surpassed all our financial projections for 2023 by growing sales 8%, adjusted diluted earnings per share by 17% and free cash flow by 54% year over year. Our light commercial business grew 35% — an industry best. Strong cost discipline resulted in over 200 basis points of gross margin expansion. Importantly, we took key steps to accelerate growth initiatives and productivity programs to position the company for future success. We are confident Carrier will achieve another year of growth and strong margin expansion in 2024.

Carrier's culture is the backbone of our success. Our team demonstrates *The Carrier Way* every day by operating with integrity as we innovate and enact positive change for people and our planet. We have now embedded those principles into our talent philosophy, connecting our hiring, development and leadership practices with our strong culture. And it is paying off — we continue to be recognized as an employer of choice with strong sustainability and innovation leadership. Carrier was named to Forbes' list of the World's Best Employers, Fortune's list of the World's Most Admired Companies and TIME's inaugural World's Best Companies list. We are also proud to be ranked eighth on Barron's list of the 100 Most Sustainable Companies, reaffirming the positive impact our climate solutions are having on the planet for generations to come.

Looking ahead

We remain focused on successfully integrating Viessmann Climate Solutions and completing our business exits. Through these critical steps, we will become a digitally enabled, end-to-end sustainable climate and energy solutions provider. We will address all heating, cooling, renewable energy, storage and energy management needs for the home, buildings and cold chain applications. We will continue to transform and perform, remaining laser-focused on the needs and goals of our customers.

My conviction in Carrier's strategy, long-term growth opportunity and commitment to delivering shareowner value has never been greater. Thank you to all our investors for your continued confidence in our future and to our employees for tirelessly driving our business to new heights as the global climate leader.

Sincerely,

David Gitlin
Chairman & Chief Executive Officer
Carrier

At Carrier, we are committed to positively impacting people and our planet.

We do this through our Healthy Buildings, Healthy Homes and Connected Cold Chain programs, which bring together expertise from across our company and solutions from our industry-leading brands. Together, we take on the world's toughest challenges and shape a better tomorrow.

Leading the way to smarter, more sustainable buildings
Through our Healthy Buildings Program, Carrier provides solutions and services that optimize building systems and transform indoor spaces to support productivity and well-being. We offer advanced ventilation and filtration solutions, touchless products, indoor air quality assessment tools and more. Our digital platforms monitor building health to help mitigate potential issues and achieve peak performance and efficiency. We invest in research and development to fuel the growth of climate solutions that meet the needs of customers and help them achieve their sustainability targets.

Carrier's Abound suite of connected lifecycle solutions and services provides visibility into building assets to help improve energy efficiency, enhance occupant comfort and productivity, and streamline compliance reporting. A new offering, Abound Net Zero Management, tracks and reports energy and carbon performance to help building owners and managers prioritize specific reduction measures to meet their energy and sustainability goals.

In alignment with our Healthy Buildings Program, LenelS2 launched On The Safe Side, a program designed to empower families, schools and communities to have more impactful discussions about school security. LenelS2 developed a conversation guide for families and tools to help administrators navigate the government funding process.

Creating healthier, more efficient homes
We transform indoor spaces to maximize health and comfort through our Healthy Homes Program. Carrier provides a full range of products and solutions through our HVAC and fire safety businesses.

We are constantly innovating to bring healthy home solutions and technologies to our customers. For example, Carrier introduced a carbon air purifier with ultraviolet light that helps remove unwanted odors, volatile organic compounds and common household gases from indoor air. In addition, Carrier was named the Best HVAC Company by U.S. News & World Report for the second consecutive year, based on advanced technology, energy efficiency and innovation.

We educate consumers on the importance of creating healthy home environments and the factors that go into a healthy home, such as having smoke and carbon monoxide alarms. Together with fire departments, community organizations and other partners, Kidde provides resources to schools and families to make healthier homes more accessible to all. Kidde was named to Fast Company's Brands That Matter list for its efforts to provide innovative home safety devices and education to those in need.

Connecting an intelligent, more effective cold chain
Carrier protects and extends the supply of food, medicine and other perishable goods around the world through our Connected Cold Chain Program. Our electric and digital solutions improve cold chain connectivity, sustainability and effectiveness. We continue to be a leader in the global dialogue around how reliable transport and preservation can reduce food waste and help mitigate climate change.

We expanded our Lynx Fleet digital offering to provide comprehensive monitoring capabilities for refrigerated trucks and trailers in China and India. The intelligent solution improves visibility throughout the cold chain to improve fleet uptime and asset health management, and drive operational efficiencies.

Carrier added an electrification dashboard to the Lynx Fleet digital platform, helping fleet owners in Europe manage the transition to electric refrigeration technology. The dashboard provides insight into the state of battery charge, tracks carbon dioxide emissions avoided, supports compliance with the latest cold chain regulations and helps customers monitor progress toward their sustainability goals.

Our efforts to expand the global cold chain extend into local communities and support economic growth. In India, for example, Carrier provided refrigerated trucks that were distributed to fish farmers to help export produce to a growing group of local and neighboring markets.

Carrier provided more than 42,000 high-efficiency portable air purifiers and replacement HEPA filters to K-12 schools and licensed early childhood education providers in Colorado. The solutions were funded by the federal Elementary and Secondary School Emergency Relief Fund to improve indoor air quality and reduce exposure to harmful particulates, allergens and other pollutants.

HEALTHY**BUILDINGS**


Carrier


KIDDE
CO 0PPM
CARBON MONOXIDE ALARM
WITH INDOOR AIR QUALITY MONITOR
ALARM - MOVE TO FRESH AIR
TEST / HUSH
PEAK LEVEL

Kidde expanded its suite of Wi-Fi-enabled home health and safety products with the launch of three additional connected detection devices. The smart products include devices for whole-home detection of smoke, carbon monoxide, indoor air quality issues, water leaks and frozen pipes. Consumers receive real-time alerts about potential issues via their smartphones and connected devices.

HEALTHY**HOMES**

Sensitech launched a digital offering to monitor shipments through the SensiWatch platform, which connects to the Lynx digital ecosystem. The cloud-based solution uses sensors to monitor outbound cargo from distribution centers to stores and restaurants. Real-time temperature alerts help ensure the freshness and safety of food and other perishables.

CONNECTED**COLDCHAIN**





HVAC

$15.1B
Net sales

$2.5B
Adjusted operating profit[1]

16.6%
Adjusted operating margin[1]

As a global leader in intelligent climate and energy solutions, Carrier is at the forefront of heating, ventilating and cooling solutions for residential, commercial and industrial customers around the world. Through an industry-leading family of HVAC brands, our global presence, and our innovative and differentiated digital solutions, we are transforming the built environment to be more energy efficient, sustainable and autonomous. Our solutions help customers achieve their targeted outcomes, including Abound, which monitors over 1.1 billion square feet of building space to help improve indoor air quality, and enhance occupant comfort and productivity.

Our HVAC businesses continue to develop energy-efficient connected solutions that help customers meet their sustainability goals, while improving comfort and productivity in homes and buildings around the world.

In Europe, Riello launched a range of heat pumps for residential properties that provide year-round comfort and control. The solutions are energy-efficient alternatives to conventional wall-mounted gas boilers and use a refrigerant with lower global warming potential than a traditional refrigerant. The heat pumps feature quiet operation and a slim profile for homes and apartments.

Carrier introduced the Toshiba Daiseikai 10 air conditioner in Nordic countries, bringing sustainability, sleek design and performance to homes across the region. The indoor unit features ultra-quiet operation, a wooden grille sourced from sustainable forests, and plastic components made from 43% recycled materials. In addition to a best-in-class energy rating in cooling and heating, the ductless system offers motion tracking and connectivity through a remote control, app and smart speakers.

Carrier launched InteliSense Technology, an industry-first advanced smart technology for midtier residential HVAC systems that provides real-time data to technicians via a mobile app or online portal. Sensor data from the equipment

[1] See page 69 for additional information regarding non-GAAP measures.



Carrier released Abound Net Zero Management, a digitally enabled lifecycle sustainability solution that provides building owners and managers a way to measure, track, view and report energy and carbon performance across their entire property portfolio. It is part of Carrier's Abound suite of connected lifecycle solutions and services, which provides visibility into building assets to improve energy efficiency, enhance occupant comfort and productivity, and streamline compliance reporting.



The city of Aventura, Florida, built on its long-standing relationship with Carrier by purchasing two air-cooled chillers and a Carrier i-Vu control system for a government building. The new building automation system will help increase energy efficiency across the facility. The contract also includes a 10-year comprehensive equipment warranty.



Carrier won a contract to provide Toshiba variable refrigerant flow (VRF) systems for high-rise residential buildings at Jiuhai Yuntian, an international science and technology community in China. Expanding upon a prior contract for the project, the energy-efficient systems will help support the country's carbon reduction goals.

is communicated to an InteliSense-enabled thermostat, allowing dealers to remotely monitor the system's operational health and proactively diagnose potential issues to decrease downtime and maintain home comfort.

Customers across the globe continue to trust our HVAC businesses to meet their most critical needs.

Long-standing customer Canadian Solar purchased 19 water-cooled centrifugal chillers from Carrier. The high-efficiency chillers feature a compact footprint and are designed for high-capacity operations. The equipment was installed at the company's Thailand factory, where it manufactures solar technology solutions to meet the growing demand for sustainable energy.

The U.S. Environmental Protection Agency's National Vehicle and Fuel Emissions Laboratory selected energy and sustainable solutions provider NORESCO to implement a decarbonization program through an energy savings performance contract. The program includes energy efficiency improvements, critical infrastructure upgrades, and comprehensive operations and maintenance services

over a 22-year term. The improvements are projected to reduce the facility's energy usage, carbon emissions and water consumption.

Carrier conducted an energy audit of chiller systems across several branches of Changhua Christian Hospital and helped prepare an energy savings proposal that qualified the customer for a government subsidy program. The contract for the retrofit project includes five higher-efficiency water-cooled chillers, and Automated Logic will deploy a WebCTRL building automation system to monitor a chiller plant and optimize efficiency. The agreement also includes a five-year BluEdge service contract, driving recurring revenue for the business.

In China, Carrier secured a contract to install energy-efficient centrifugal chillers and heat pumps for a terminal expansion at Chongqing Jiangbei International Airport. In addition, Carrier provides consulting services to optimize chiller plant performance. The comprehensive HVAC solution will help the airport meet its sustainability goals and maintain a comfortable indoor environment for millions of travelers each year.



Refrigeration

$3.8B
Net sales

$449M
Adjusted
operating profit[1]

11.8%
Adjusted
operating margin[1]

Carrier is a global leader in cold chain transport equipment and monitoring solutions with the largest distribution network of nearly 1,700 dealers, distributors and service centers. We differentiate ourselves with both scale and technology to serve as a trusted partner throughout the cold chain. We are helping lead the shift toward electrification, more connected technologies and refrigerants with lower global warming potential.

We enable a more sustainable and intelligent cold chain by preserving, protecting and extending the supply of fresh food, lifesaving medicine and other perishable goods for people around the world. Our refrigeration solutions help customers achieve their sustainability goals while maximizing operational efficiency and product quality. Carrier's Lynx digital ecosystem offers a suite of advanced analytics solutions that provides customers with enhanced visibility, increased connectivity and actionable intelligence across their cold chain operations.

Our Refrigeration businesses continue to innovate connected solutions that help customers optimize their refrigeration technology and meet energy, carbon and waste reduction goals.

Carrier launched a lineup of trailer refrigeration models that significantly improve fuel efficiency and reduce particulate emissions to achieve lifetime compliance with the latest California emissions standards. The units use a refrigerant with lower global warming potential and are equipped with Carrier's Lynx Fleet telematics solution to remotely monitor temperature, location, movement and operating performance.

In North America, Carrier introduced two all-electric truck refrigeration models to increase the efficiency, reliability and sustainability of midsize and large trucks. In addition to using a refrigerant with lower global warming potential, the units have improved electric standby operation capacities to help customers reduce their carbon footprint.

In Europe, Carrier launched an all-electric temperature-controlled refrigeration unit that is energy efficient and easy to install. Compatible with most electric trucks, the new Syberia eCool system delivers zero direct engine emissions and ultra-low noise operation, meeting the latest regulations for urban areas.

Carrier also introduced the OptimaLINE container refrigeration unit, which reduces carbon dioxide emissions and improves fuel efficiency compared with prior units, lowering customers' annual energy costs. The unit integrates with Carrier's Lynx Fleet telematics platform to improve operations by remotely monitoring refrigeration systems, location data and more.

In our commercial refrigeration business, Carrier launched a range of heat pumps in Europe featuring a compact, efficient design that significantly reduces direct and indirect emissions. The heat pumps use carbon dioxide as a natural refrigerant to offer a more sustainable energy supply solution to heat or cool commercial buildings, district heating grids and various industrial processes. In addition, remote monitoring and preventive maintenance technology help customers extend the product lifespan and optimize the efficient use of their systems.

The Refrigeration segment had several key wins throughout the year, meeting the needs of customers around the world.

Carrier provided 2,000 PrimeLINE refrigeration units featuring Lynx Fleet to Yang Ming Marine Transport Corp., allowing the customer to transport and monitor a wider range of perishables on longer journeys, while maintaining quality. The Lynx Fleet solution includes proprietary technology that monitors performance and provides early warning actionable diagnostics and predictive analytics. The energy-efficient refrigeration units support Carrier's companywide goal of helping customers avoid more than 1 gigaton of greenhouse gas emissions by 2030.

[1] See page 69 for additional information regarding non-GAAP measures.

Carrier launched Lynx Logix, a software-as-a-service solution that helps anticipate and mitigate supply chain disruptions by identifying trends, patterns and issues in distribution networks or transportation lanes. The solution leverages artificial intelligence and machine learning to generate predictive insights and proactively improve supply chains. Lynx Logix is offered through a digital subscription that uses an online portal.





Long-time customer FreshLinc purchased Carrier temperature-controlled trailers and tractor units fitted with Eco-Drive systems that use electric power from the truck's engine to power the refrigerated trailers. The solutions offer fuel and emissions savings, reducing the carbon footprint of FreshLinc's commercial vehicle fleet. The units are backed by Carrier's BluEdge full-service maintenance package, including annual temperature control testing and certification, full regulatory checks and access to 24/7 incident management service.

Great White Fleet, a company under Chiquita Brands, expanded its use of Carrier PrimeLINE container refrigeration units to transport bananas on routes from Central America to North America. The energy-efficient units are helping the customer achieve its sustainability goals by reducing fuel consumption and emissions, resulting in a smaller carbon footprint and cost savings.





Fire & Security

$3.6B
Net sales

$543M
Adjusted operating profit[1]

14.9%
Adjusted operating margin[1]

With industry-leading brands like Kidde, Edwards, LenelS2, Det-Tronics and GST, customers trust us for all their safety and security needs, from the most complex jobs to the simplest conveniences. We offer a comprehensive suite of lifecycle solutions, connected technologies, mobile applications and cloud-based services. We lead the market in innovation, from best-in-class water mist technology with Marioff to industry-first smart, integrated indoor air quality, smoke and carbon monoxide detectors for the home.

Our Fire & Security businesses continue to develop innovative and intelligent solutions that make the world a safer place to live.

In our residential business, Kidde added three Wi-Fi-enabled detection devices to its comprehensive suite of fully integrated home health and safety product offerings. The connected devices include the industry's first plug-in device to combine carbon monoxide detection with an indoor air quality (IAQ) monitor, the industry's first device to combine smoke detection with an IAQ monitor, and a new smoke alarm with smart features. The products provide users with real-time notification of smoke, carbon monoxide and IAQ issues through the Kidde app.

Kidde Commercial introduced KESMobile, a cloud-based productivity solution to manage fire and life safety systems. It provides real-time insights into fire system panels and events across multiple sites using a comprehensive dashboard that is accessible remotely or on-site. The data informs system management resource planning and efficient service scheduling to streamline operations, optimize costs, minimize disruptions and meet compliance reporting requirements.

Aritech launched a security platform that integrates with new hardware and software, legacy devices and third-party systems. The panel connects to the cloud, allowing installers to optimize configuration on-premises or remotely, and enabling fast incident management in a cyber-secure environment.

LenelS2 made its BlueDiamond mobile credential technology available in Apple Wallet to further enhance building security and convenience. Approved users can unlock

secured areas or resources by holding an iPhone or Apple Watch near the keyless access reader. The solution does not require third-party integrations, reducing the total cost of ownership and creating a safer environment for employee data.

Customers continue to rely on our Fire & Security businesses to protect people and property across a wide range of applications.

In our commercial fire business, Edwards installed an integrated fire alarm, smoke management and communication system at the new Lusail International Circuit in Doha. The life safety system uses fiber cables to connect fire control panels in 35 buildings to a single network with centralized reporting for streamlined emergency communication and control.

Norwegian Cruise Line Holdings extended its BluEdge Elite service agreement for Marioff to provide preventive maintenance services for water mist fire protection systems installed aboard 15 cruise ships. The five-year service agreement helps predict and optimize maintenance costs while prioritizing the safety of the fleet and maximizing uptime. It also covers spare parts, on-call emergency support and crew training.

Extra Space Storage, the second-largest self-storage company in the United States, integrated Onity's encrypted DirectKey mobile credentialing technology into its customer app and began using Onity's new Passport locking solution to digitize storage unit access. The solution allows tenants to unlock self-storage unit doors quickly and securely through a mobile app. Self-storage operators can remotely manage access, monitor activity and streamline operations.

[1] See page 69 for additional information regarding non-GAAP measures.



Kidde launched a subscription service through its home health mobile app. Subscribers receive a weekly report on indoor air quality and thermal comfort to help them take proactive, informed steps to keep their homes healthy and safe.



Edwards launched ConnectedSafety+, a software-as-a-service lifecycle solution that optimizes the management of commercial fire installations. The next-generation system includes predictive maintenance insights, real-time event notifications, intelligent reporting and a dashboard that enables managers to view all locations remotely or on-site. The insights help identify preventive actions to optimize system functionality, lower service and maintenance costs, minimize disruptions and maintain code compliance.



Marioff secured a contract to participate in the reconstruction of the world-renowned Notre Dame Cathedral in Paris following a devastating structural fire. A Marioff HI-FOG high-pressure water mist fire protection system will be installed inside the roof to protect the framework. The system uses water mist as the extinguishing agent, making it a safer solution for people and the environment. It fights fires as effectively as traditional sprinklers while using up to 90% less water, minimizing potential water damage.

Carrier provides intelligent climate and energy solutions and services for our customers. We are committed to operational excellence across our business.

Accelerating aftermarket growth through lifecycle solutions

We deliver digitally enabled solutions to customers across the entire product lifecycle. Our comprehensive aftermarket offerings include remote monitoring and diagnostics, predictive maintenance, spare parts, repairs, modifications and upgrades, rentals and other cutting-edge digital services.

For the third consecutive year, Carrier achieved double-digit aftermarket growth in 2023. Our expanded Abound and Lynx offerings accelerated recurring revenues while helping customers achieve their sustainability goals. Across all business segments, insights from our connected devices help increase energy efficiency, optimize performance and implement solutions before issues arise. We also grew our catalog of parts, services and connected solutions.

Our commercial HVAC business has nearly 75,000 chillers under long-term BluEdge service contracts. Approximately 29,000 Carrier chillers are connected, enabling real-time monitoring and remote services from our global network of command centers, engineers and data scientists.

We have nearly 115,000 refrigeration units under Lynx subscriptions, and our truck trailer business has more than 130,000 units under BluEdge contracts. In our Fire & Security segment, more than 260,000 systems are connected, providing insights and alerts.

Building intelligent, connected ecosystems

We create digital solutions that leverage data-driven insights and artificial intelligence (AI) to help customers achieve their desired outcomes, while increasing our recurring revenues.

Carrier expanded the capabilities and deployment of our key digital platforms, Abound and Lynx. As we continue to accelerate our go-to-market efforts for these platforms, we are activating the full strength of our global sales network. Abound was also released on the Amazon Web Services Marketplace, opening a new path to market for our software.

Internally, we continued to invest in Carrier IO, a single platform for connecting assets to the cloud. We released a collection of plug-and-play services within the platform that are designed to increase productivity and agility, while accelerating product innovation.



John Mackirdy Ltd., a customer of more than 20 years, enhanced its existing fleet of Carrier temperature-controlled trailers by installing Lynx Fleet onto the units. The connected solution continuously monitors performance and automates key processes to reduce fuel consumption and greenhouse gas emissions, lower the risk of cargo spoilage and optimize performance.

We continued to reduce the complexity of our enterprise resource planning landscape, enabling more agile and cost-efficient internal operations. In addition, we implemented digital initiatives to optimize factory operations — from the procurement of raw materials to tracking equipment in transit. The digitalization of our factories aims to expedite time to market, inform decision-making and streamline overall manufacturing processes.

Our new Generative AI Task Force is guiding the company's secure and responsible use of AI technology to drive efficiency and innovation. By applying the power of generative AI, Carrier is tackling a range of high-impact use cases related to operational efficiency, customer experience and more.

Creating visionary breakthroughs for a better tomorrow
Carrier develops intelligent climate and energy solutions that support our commitment to achieving net-zero greenhouse gas emissions across our value chain by 2050. Our comprehensive offerings help customers reach and exceed their goals and stay ahead of regulatory changes.

Our portfolio of digitally enabled lifecycle solutions expanded with offerings such as Abound Net Zero Management, Lynx Logix, InteliSense and more. We introduced more electric technologies and energy-efficient products to reduce dependency on fossil fuels, and we increased the use of refrigerants with lower global warming potential.

We increased our annual investment in research and development, investing more than $2 billion in the last four years. In 2023, for the ninth year in a row, we released more than 100 new products. We also have more than 14,000 active patents and pending patent applications worldwide combined.

Carrier innovates through collaboration. We opened four additional i3 Labs in the United States, India, China and Japan. The innovation incubators are creative spaces where we ignite the development of disruptive technologies and empower our teams to test and develop solutions quickly, choosing speed to deliver differentiated customer solutions.



100+
New products
for the 9th consecutive year



14,000+
Active patents
and pending patent applications worldwide

Enhancing performance through operational excellence
Carrier Excellence is our continuous improvement framework that drives our world-class operations culture. It enhances customer experiences, enables growth and engages employees in problem-solving to achieve breakthrough performance results. In 2023, we deployed the Carrier Excellence program to over 1,000 additional employees and certified 14 more manufacturing sites.

We achieved productivity savings through our strategic sourcing actions. Carrier continues to build a more resilient supply chain with increased leverage through dual sourcing critical components, localizing suppliers, establishing direct relationships with original equipment manufacturers and redesigning components using a design-to-value approach. We also implemented new digital tools that help our factories lower production costs, reduce inventories and improve efficiency.

Carrier focuses on product safety and quality, along with health and safety excellence, throughout our facilities. Our factories undergo an in-depth quality assessment to ensure compliance with our standards, and our Lead with Safety program includes nine safety commitments that empower our employees to stop work if any task cannot be performed safely. The program helps us uphold our 2030 goal to maintain world-class safety metrics.

Sustainability

Carrier is developing visionary breakthroughs today to create a better tomorrow. Our solutions help customers achieve their decarbonization targets. We also incorporate sustainable practices throughout our global operations.

Recognition

Ranked No. 8 of
100 Most Sustainable Companies

Barron's, 2023

Named to
Carbon Clean200

Corporate Knights and As You Sow, 2023

Awarded a
Silver Medal

EcoVadis, 2023

Achieved
Prime ESG Corporate Rating

ISS ESG, 2023

Achieved
ESG Leader Rating

MSCI ESG Ratings, 2023

Among
America's Most Responsible Companies

Newsweek, 2023

Named an
ESG Industry Top-Rated Company

Sustainalytics, 2023

Carrier is leading the way to a more sustainable future. Our 2030 environmental, social and governance (ESG) goals underscore Carrier's commitment to the things that matter and to continuously challenge ourselves to think bigger and to be better. Expanding on three decades of environmental targets, our goals include measures to improve our planet, our people and our communities through sustainable solutions, investments and practices. We strive to be a catalyst for positive and sustainable change as we innovate, empower our people and operate with integrity. That is *The Carrier Way*.

In addition, Carrier committed to setting near- and long-term greenhouse gas emission reduction goals in line with the Science Based Targets initiative to limit global warming to 1.5°C. In accordance with this initiative, we unveiled our road map to achieve net-zero greenhouse gas emissions across our value chain by 2050. We also joined the Corporate Coalition for Innovation & Technology toward Net Zero, a business alliance dedicated to helping countries meet decarbonization and climate change goals.

Our road map involves strategically transforming our portfolio through electrification, integration and resilience. By providing sustainable solutions, we are also advancing toward our goal of helping customers avoid more than 1 gigaton of greenhouse gas emissions by 2030. Our products, services and digital capabilities help customers meet their energy, carbon and food-waste reduction goals. Energy-efficient heat pumps, all-electric refrigeration and building solutions, refrigerants with lower global warming potential and connected technologies are just a few of the ways we are improving efficiencies in buildings, in homes and across the cold chain.

Learn about our goals and progress at **corporate.carrier.com/esg-report**

Carrier's Road Map to Net Zero



3B tons of CO₂ emissions

resulting from our products without any actions

Gigaton goal & carbon neutrality

In 2020, we set goals to help our customers avoid more than 1 gigaton of greenhouse gas emissions and achieve carbon neutral operations. **But we have to be even bolder.**

So we're doing more.

We are establishing science-based targets in line with limiting global warming to 1.5°C and committed to net-zero GHG emissions across our value chain by 2050 – **and we have a road map to get there.**

Road to meet 2050 net-zero climate targets

45% 1. Electrification & energy efficiency

35% 2. Digitally enabled & energy solutions

15% 3. Refrigerants

5% 4. Sustainable materials

SBTi net-zero path

Greenhouse gas emissions

2020 | 2023 | 2030 | 2050

SBTi near-term absolute target percent reduction

NET-ZERO GHG EMISSIONS

We have invested more than $965 million in sustainable research and design since 2020. Additionally, our global venture capital group, Carrier Ventures, expanded its portfolio of strategic partnerships with high-growth companies to accelerate the development of sustainable innovations and disruptive technologies for building and cold chain net-zero solutions.

We incorporate sustainable practices aimed at reducing greenhouse gas emissions, energy consumption, water withdrawal and waste to landfill. We are expanding the use of high-efficiency equipment, refrigerants with lower global warming potential, electric technologies and renewable energy.

In support of our carbon neutrality goal, we are transitioning to cleaner energy sources. In Montilla, Spain, and Montluel, France, we entered contracts to install solar array systems at our commercial HVAC sites. The renewable energy generated from the systems is expected to account for approximately 33% and 17% of the annual electricity consumption at the sites, respectively. In the United States, we entered long-term contracts that will provide us with renewable energy certificates to credit against 100% of our annual U.S. electricity consumption.

We also achieved zero waste to landfill certification at 11 additional manufacturing sites by transitioning to more sustainable methods of waste management.

Our People & Culture

At Carrier, we strive to connect our people to our purpose, our culture and to each other. *The Carrier Way* is our foundation, our north star. It defines our vision, values and cultural behaviors that allow us to create a workplace where we work and win, together, and always with a focus on delivering excellence, the right way.

Carrier is a global employer of choice, focused on attracting, developing and retaining world-class talent, and fostering an inclusive culture rich in global diversity. We develop and deploy best-in-class programs and practices, provide enriching career opportunities, listen to employee feedback and always challenge ourselves to do better.

In 2023, we introduced *Leading People The Carrier Way*, an extension of *The Carrier Way*. It defines our Talent Philosophy, our guiding principles for how people leaders develop talent and build the best teams, and our Leader Success Model, which sets expectations for how people leaders lead others. Our goal is to build the very best teams with great talent so that we can engage our teams, delight our customers and grow the company.

As part of our activation activities, these talent and leadership principles were embedded into our hiring, assessment, development and reward practices to drive consistency and enable the recruitment and retention of top talent, internal talent mobility and engagement. We integrated our people leadership behaviors into *Performance Connections*, our performance management program, and other development programs such as our early career programs, new people leader training, and our *Elevate* and *Talent Possible* leadership and high-potential development programs.

At Carrier, we take great care in listening to our employees, reflecting on their feedback and taking action. One of the ways we achieve this is by conducting our *Pulse* global engagement surveys three times a year, in local languages. Our Engagement and Inclusion scores are above benchmark and have each improved by six points since we became an independent company in 2020.

We also increased our focus on transparent, two-way feedback by equipping people leaders and employees with a feedback model and training. We introduced additional resources and dashboards to help people leaders have visibility to key people-related data to create action plans for continuous improvement, and to track progress.

In support of our deep focus on talent, culture and being an employer of choice, Carrier has invested in a number of people programs, philosophies and practices focused on development and career growth, engagement, flexible work and employee well-being.



Pulse Survey Results

Engagement Score

76 2023	70 2019	74 Benchmark[1]



Inclusion Score

74 2023	68 2019	70 Benchmark[1]



[1] This global external benchmark is provided by Carrier's third-party engagement survey provider.

2023 Diversity Representation

	2023	2015
Global executive diversity [2]	**50%**	27%
Global women executives	**32%**	20%
U.S. People of Color executives	**33%**	13%
U.S. People of Color professionals	**27%**	18%

[2] Global women and U.S. People of Color.



LEADING PEOPLE

THE CARRIER WAY



OUR TALENT PHILOSOPHY

Our **guiding principles** for how People Leaders develop talent and Build Best Teams.


We value BEHAVIORS while achieving results.
We use the "what" and the "how" to assess performance and potential. We role model *The Carrier Way* behaviors and hold each other accountable to do the same.


We DEVELOP and help our people grow.
We support a culture of growth, valuing experiences and cross-company movement to accelerate development. Employees own their development, with support from their leader.


We are TRANSPARENT and give real-time feedback.
We discuss performance and potential, so all employees can grow and succeed. Leaders and employees give and receive two-way feedback candidly and constructively.


We PERFORM by setting stretch goals and holding individuals and teams accountable.
We coach for higher performance, raising the bar every year, and take timely action.


We DIFFERENTIATE based on contributions.
We recognize and reward both high performance and high potential through differentiated investment, development, compensation and career progression.

OUR LEADER SUCCESS MODEL

Our **expectations** for how People Leaders lead others.

Think "Outside In"
Seek market-leading solutions.
One Carrier always.
Know and amaze your customers.

Define the Future Boldly
Think big, take risks, inspire ideas.
Make change comfortable.
Try, learn, celebrate.

Generate Energy
Connect people to purpose, empower.
Lead inclusively, ignite optimism.
Choose mission over self.

Own Outcomes
Simplify, prioritize and focus.
Anticipate, adjust, clear the path.
Make it happen, together.

We further support our employees by providing global well-being offerings, including our *worX* flexible work program,[3] Global Employee Assistance Program, online well-being training and an employee well-being incentive program.

Our inclusion philosophy, _belong, underscores the importance of culture in a diverse workplace where everyone can come to work — every day — and feel like they belong. To build upon that philosophy, in 2023, we introduced *ally*, outlining our principles for how employees can contribute to building an inclusive culture, globally. Our *ally* principles include **a**dvocate, **l**isten, **l**earn and **y**ield. We held our annual companywide "Day of Understanding," focusing our discussion on allyship, and offered our employees inclusion awareness training.

Our global Employee Resource Groups (ERGs) include Carrier Black Alliance, Carrier Hispanics & Latinos Employee Engagement Resource Group, Military & Veterans, Pride, Women Empowerment at Carrier and United Carrier Asian Network. They reflect the diversity of Carrier's workforce;

foster a culture of inclusion, allyship and sponsorship for all; and continue to be open to all employees. Our ERGs led sessions on networking and career planning and held grassroots events throughout the year. In Japan, with our recent acquisition of Toshiba Carrier Corp., we expanded our efforts with the creation of an inclusion and diversity council.

We maintain partnerships with several colleges and universities to strengthen our talent pipeline, and we increased student participation in our six-week leadership program. Mentors from Carrier led workshops on inclusion and diversity, and career preparation.

For the third consecutive year, Carrier was named a Best Place to Work for LGBTQ+ Equality by the Human Rights Campaign Foundation in the United States and for the second time in Mexico by Equidad Mexico. Both locations received a perfect score of 100 points on the Corporate Equality Index, demonstrating our commitment to workplace inclusion. Carrier was also named to the Forbes list of the World's Best Employers.

---

[3] For those employees whose roles and responsibilities allow for remote work. May be subject to location regulation or bargaining/consultation requirement.

Corporate Social Responsibility

Carrier supports organizations that promote the *planet* by advancing sustainable climate solutions, *people* by developing a skilled and diverse workforce, and the *communities* in which we live, work and operate.

We supported civic, cultural, economic and social welfare organizations around the world. We invested in communities through cash and in-kind donations, and through the Carrier Matching Gifts Program, a dollar-for-dollar charitable donation program in the United States. We exceeded our first-year volunteer program goal with nearly 12,000 volunteer hours logged.

Carrier continued to support Habitat for Humanity through volunteer efforts, financial contributions and product donations from our Healthy Homes suite of indoor air quality and fire safety solutions. More than 650 employees participated in home builds across the United States as part of National Healthy Homes Month, the Carter Work Project, National Intern Day, a veteran build and more to help increase access to healthy and safe indoor environments.

In Ghana, construction progressed on the new World Food Programme Transport Training Centre, a collaboration among Carrier, other leading companies and the United Nations World Food Programme. In 2023, the center trained nearly 200 participants from across the humanitarian community and the private sector in West Africa via both in-person and virtual sessions to enhance cold chain transport and logistics capacities.

We continued our long-term support of the Indian Green Building Council Green Your School Programme. Students submitted ideas to make their schools more environmentally responsible. The winning schools received grant money to implement sustainability projects and transform their spaces.

Carrier and the Urban Green Council are working toward decarbonizing buildings for more resilient communities. We supported an interactive public portal for New York City building data that tracks energy use to help the city implement policies that promote energy efficiency and reduce greenhouse gas emissions. Carrier also supported the Green Professional Training certificate program, which helps those who build, renovate and operate buildings learn how to make them sustainable, resilient and healthy.

We expanded our involvement with the global youth robotics organization For Inspiration and Recognition of Science and Technology (*FIRST*). The organization encourages students ages 4 to 18 to develop science, technology, engineering and math skills for future careers. Carrier supported programs around the world, and employees mentored teams and volunteered at competitions.

Our Kidde business continued to grow its award-winning Cause For Alarm fire safety education initiative to support communities that are at higher risk of residential fires. The program expanded beyond the United States to Canada, Australia and the United Kingdom, educating families about the importance of having working smoke alarms and practicing fire safety at home. Kidde donated fire safety products to communities in need and partnered with organizations around the world to raise fire safety awareness.



Toshiba Carrier Corp. joined forces with Habitat for Humanity Japan to clean up the base of Mount Fuji. The number of climbers and trail litter increased in recent years, causing concern for the local ecosystem. Employee volunteers and students from a local university chapter of the organization picked up trash to improve conditions and contribute to the local community.

Financials

The financial information included herein should be read in conjunction with the financial statements and notes in our Annual Report on Form 10-K for calendar year 2023 filed with the United States Securities and Exchange Commission ("SEC") on February 6, 2024 (the "2023 Annual Report on Form 10-K").

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "scenario" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Carrier, Carrier's plans with respect to our indebtedness and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- The effect of economic conditions in the industries and markets in which Carrier and our businesses operate in the U.S. and globally and any changes therein, including financial market conditions, inflationary cost pressures, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions, pandemic health issues, natural disasters and the financial condition of our customers and suppliers;
- Challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
- Future levels of capital spending and research and development spending;
- Future availability of credit and factors that may affect such availability, including credit market conditions and Carrier's capital structure and credit ratings;
- The timing and scope of future repurchases of Carrier's common stock, including market conditions and the level of other investing activities and uses of cash;
- Delays and disruption in the delivery of materials and services from suppliers;
- Cost reduction efforts and restructuring costs and savings and other consequences thereof;

- New business and investment opportunities;
- The outcome of legal proceedings, investigations and other contingencies;
- The impact of pension plan assumptions on future cash contributions and earnings;
- The impact of the negotiation of collective bargaining agreements and labor disputes;
- The effect of changes in political conditions in the U.S. and other countries in which Carrier and our businesses operate, including the effect of changes in U.S. trade policies, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;
- The effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we and our businesses operate;
- The ability of Carrier to retain and hire key personnel;
- The scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;
- A determination by the U.S. Internal Revenue Service ("IRS") and other tax authorities that the Distribution or certain related transactions should be treated as taxable transactions; and
- Risks associated with current and future indebtedness, as well as our ability to reduce indebtedness and the timing thereof.

This Annual Report includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the Notes to the Consolidated Financial Statements in this Annual Report under the heading "Note 23 – Commitments and Contingent Liabilities," the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section entitled "Risk Factors." This Annual Report also includes important information as to these factors in the "Business" section under the headings "General," "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the United States Securities and Exchange Commission ("SEC").

This Annual Report and our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Investors section of our Internet website (*http://www.corporate.carrier.com*) under the heading "SEC Filings" as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, the SEC maintains an Internet website (*http://www.sec.gov*) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Management's Discussion and Analysis

Business Overview

Business Summary

Carrier Global Corporation ("we" or "our") is a global leader in intelligent climate and energy solutions with a focus on providing differentiated, digitally-enabled lifecycle solutions to our customers. Our portfolio includes industry-leading brands such as Carrier, Toshiba, Automated Logic, Carrier Transicold, Kidde, Edwards and LenelS2 that offer innovative heating, ventilating and air conditioning ("HVAC"), refrigeration, fire, security and building automation technologies to help make the world safer and more comfortable. We also provide a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. Our operations are classified into three segments: HVAC, Refrigeration and Fire & Security.

Our worldwide operations are affected by global and regional industrial, economic and political factors and trends. These include the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the food needs of our growing global population and the rising standards of living in emerging markets. We believe that our business segments are well positioned to benefit from favorable secular trends, including these mega-trends and from the strength of our industry-leading brands and track record of innovation. In addition, we regularly review our end markets to proactively identify trends and adapt our strategies accordingly.

Our business is also affected by changes in the general level of economic activity, such as changes in business and consumer spending, construction and shipping activity as well as short-term economic factors such as currency fluctuations, commodity price volatility and supply disruptions. We continue to invest in our business, take pricing actions to mitigate supply chain and inflationary pressures, develop new products and services in order to remain competitive in our markets and use risk management strategies to mitigate various exposures. We believe that we have industry-leading global brands, which form the foundation of our business strategy. Coupled with our focus on growth, innovation and operational efficiency, we expect to drive long-term future growth and increased value for our shareowners.

Significant Events

Planned Portfolio Transformation

On April 25, 2023, we announced that we entered into a Share Purchase Agreement (the "Agreement") to acquire the climate solutions business (the "VCS Business") of Viessmann Group GmbH & Co. KG ("Viessmann"), a privately-held company. The VCS Business develops intelligent, integrated and sustainable technologies, including heat pumps, boilers, photovoltaic systems, home battery storage and digital solutions, primarily for residential customers in Europe. The acquisition was completed on January 2, 2024 for total consideration of $14.2 billion.

On April 25, 2023, we announced plans to exit our Fire & Security and Commercial Refrigeration businesses over the course of 2024. On December 7, 2023, we entered into a stock purchase agreement to sell our Fire and Security Access Solutions business to Honeywell International Inc. for an enterprise value of approximately $4.95 billion. On December 12, 2023, we entered into a stock purchase agreement to sell our Commercial Refrigeration business ("CCR") to Haier Group Corporation for an enterprise value of approximately $775 million. Both transactions are expected to close 2024.

Deconsolidation of Kidde-Fenwal, Inc.

On May 14, 2023, Kidde-Fenwal, Inc. ("KFI"), an indirect wholly-owned subsidiary of ours, filed a petition for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware. KFI, an industrial fire detection and suppression business historically reported in our Fire & Security segment, has indicated that it intends to use the bankruptcy process to explore strategic alternatives, including the sale of KFI as a going concern. KFI has further stated that, during the Chapter 11 process, KFI expects that there will be no significant interruptions to its business operations. As of the petition date, KFI was deconsolidated and its respective assets and liabilities were derecognized from our Consolidated Financial Statements.

Acquisition of Toshiba Carrier Corporation

On February 6, 2022, we entered into a binding agreement to acquire a majority ownership interest in Toshiba Carrier Corporation ("TCC"), a variable refrigerant flow ("VRF") and light commercial HVAC joint venture between Carrier and Toshiba Corporation. TCC designs and manufactures flexible, energy-efficient and high-performance VRF and light commercial HVAC systems as well as commercial products, compressors and heat pumps. The acquisition included all of TCC's advanced research and development centers and global manufacturing operations, product pipeline and the long-term use of Toshiba's iconic brand. The acquisition was completed on August 1, 2022. As a result, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within our HVAC segment. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC.

Sale of Chubb Fire & Security Business

On July 26, 2021, we entered into a stock purchase agreement to sell our Chubb Fire & Security business ("Chubb") to APi Group Corporation ("APi"). Chubb, which was reported within our Fire & Security segment, delivered essential fire safety and security solutions from design and installation to monitoring, service and maintenance across more than 17 countries around the globe. On January 3, 2022, we completed the sale of Chubb (the "Chubb Sale") for net proceeds of $2.9 billion and recognized a gain on the sale of $1.1 billion during the year ended December 31, 2022.

Results of Operations

This discussion summarizes the significant factors affecting our consolidated results of operations, financial condition and liquidity for the year ended December 31, 2023 compared with December 31, 2022. This discussion should be read in conjunction with Item 8, the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements in this Annual Report.

A detailed discussion of the year ended December 31, 2022 compared with December 31, 2021 is not included herein and can be found in the Management's Discussion and Analysis of Financial Condition and Results of Operations section in the Company's 2022 Annual Report, filed with the SEC on February 7, 2023, under the heading "Results of Operations," which is incorporated herein by reference.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

The results of TCC's operations are included in our consolidated results since the acquisition date of August 1, 2022. Prior to the acquisition, we previously accounted for our minority ownership in TCC under the equity method of accounting and recognized our portion of earnings within *Equity method investment in net earnings* as part of operating expenses. As a result, prior period results may not be comparable to the current period.

The following represents our consolidated net sales and operating results:

(In millions)	2023	2022	Period Change	% Change
Net sales	$22,098	$20,421	$ 1,677	8%
Cost of products and services sold	(15,715)	(14,957)	(758)	5%
Gross margin	6,383	5,464	919	17%
Operating expenses	(4,087)	(949)	(3,138)	331%
Operating profit	2,296	4,515	(2,219)	(49)%
Non-operating income (expense), net	(212)	(223)	11	(5)%
Income from operations before income taxes	2,084	4,292	(2,208)	(51)%
Income tax expense	(644)	(708)	64	(9)%
Net income from operations	1,440	3,584	(2,144)	(60)%
Less: Non-controlling interest in subsidiaries' earnings from operations	91	50	41	82%
Net income attributable to common shareowners	$ 1,349	$ 3,534	$(2,185)	(62)%

Net Sales

For the year ended December 31, 2023, *Net sales* was $22.1 billion, an 8% increase compared with the same period of 2022. The components of the year-over-year change were as follows:

	2023
Organic / Operational	3%
Acquisitions and divestitures, net	5%
Total % change	**8%**

Organic sales for the year ended December 31, 2023 increased by 3% compared with the same period of 2022. The organic increase was primarily driven by our HVAC segment due to improved global end-markets in our Commercial HVAC business and pricing improvements in our North America residential and light commercial business. In addition, our Fire & Security segment benefited from price improvements and volume growth in each region. However, results in our Refrigeration segment decreased due to lower volumes in commercial refrigeration and container end-markets. Refer to "Segment Review" below for a discussion of *Net sales* by segment.

On August 1, 2022, we acquired a majority ownership interest in TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation. The results of TCC have been included in our Consolidated Financial Statements since the date of acquisition. The transaction added 6% to *Net sales* during the year ended December 31, 2023 and is included in Acquisitions and divestitures, net.

As of May 14, 2023, we no longer controlled KFI as their activities are subject to review and oversight by the bankruptcy court. Therefore, KFI was deconsolidated and their respective assets and liabilities were derecognized from our Consolidated Financial Statements. The deconsolidation had a 1% impact on *Net sales* during the year ended December 31, 2023 and is included in Acquisitions and divestitures, net.

Gross Margin

For the year ended December 31, 2023, gross margin was $6.4 billion, a 17% increase compared with the same period of 2022. The components were as follows:

(In millions)	2023	2022
Net sales	$22,098	$20,421
Cost of products and services sold	(15,715)	(14,957)
Gross margin	$ 6,383	$ 5,464
Percentage of net sales	28.9%	26.8%

Gross margin increased by $919 million compared with the year ended December 31, 2022. A main driver of the increase related to ongoing customer demand, pricing improvements and our continued focus on productivity initiatives. In addition, operating results associated with TCC further benefited gross margin during the year. These amounts were partially offset by the higher cost of commodities and components used in our products and certain supply chain constraints. Although inflationary cost pressures have begun to moderate, they remain elevated and continue to impact the cost of products and services sold in each of our segments. Gross margin as a percentage of *Net sales* increased by 210 basis points compared with the same period of 2022.

Operating Expenses

For the year ended December 31, 2023, operating expenses, including *Equity method investment net earnings*, was $4.1 billion, a 331% increase compared with the same period of 2022. The components were as follows:

(In millions)	For the Year Ended December 31,	
	2023	2022
Selling, general and administrative	$(3,297)	$(2,512)
Research and development	(617)	(539)
Equity method investment net earnings	211	262
Other income (expense), net	(384)	1,840
Operating expenses	$(4,087)	$ (949)
Percentage of net sales	18.5%	4.6%

For the year ended December 31, 2023, *Selling, general and administrative* expenses were $3.3 billion, a 31% increase compared with the same period of 2022. The increase is primarily due to higher compensation, commissions and other employee-related costs during the current period. In addition, incremental selling, general and administrative expenses associated with TCC further contributed to the increase. The current year also included $220 million of acquisition and divestiture-related costs compared with $31 million during the year ended December 31, 2022.

Research and development costs relate to new product development and new technology innovation. Due to the variable nature of program development schedules, year-over-year spending levels can fluctuate. In addition, we continue to invest to prepare for future energy efficiency and refrigerant regulation changes and in digital controls technologies.

Investments over which we do not exercise control, but have significant influence, are accounted for using the equity method of accounting. For the year ended December 31, 2023, *Equity method investment net earnings* were $211 million, a 19% decrease compared with the same period of 2022. The decrease was primarily driven by the increase in our ownership interest in TCC on August 1, 2022. As a result, TCC is no longer accounted for under the equity method of accounting since the date of acquisition. The decrease was partially offset by a $16 million benefit recognized in connection with a favorable tax ruling at a minority owned joint venture. During the year ended December 31, 2022, pre-acquisition equity earnings of TCC totaled $87 million which included a $27 million gain on the sale of two minority owned subsidiaries.

Other income (expense), net primarily includes the impact of gains and losses related to the sale of businesses or interests in our equity method investments, foreign currency gains and losses on transactions that are denominated in a currency other than an entity's functional currency and hedging-related activities. In connection with the proposed acquisition of the VCS Business, we recognized a $96 million loss during the year ended December 31, 2023 on the mark-to-market valuation of our window forward contracts associated with the expected cash outflows of the Euro-denominated purchase price. In addition, we recognized a loss of $297 million on the deconsolidation of KFI due to its Chapter 11 filing.

In connection with the TCC acquisition, the carrying value of our previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, we recognized a $705 million non-cash gain associated with the increase in our ownership interest during the year ended December 31, 2022. In addition, we completed the Chubb Sale and recognized a net gain on the sale of $1.1 billion. Prior period results also included a $22 million charge resulting from a litigation matter and a $7 million gain on the sale of our interest in a cost method investment reported within our Refrigeration segment.

Non-Operating Income (Expense), net

For the year ended December 31, 2023, Non-operating income (expense), net was $212 million, a 5% decrease compared with the same period of 2022. The components were as follows:

(In millions)	For the Year Ended December 31,	
	2023	2022
Non-service pension benefit (expense)	$ (1)	$ (4)
Interest expense	(362)	(302)
Interest income	151	83
Interest (expense) income, net	(211)	(219)
Non-operating income (expense), net	$(212)	$(223)

Non-operating income (expense), net includes the results from activities other than normal business operations such as interest expense, interest income and the non-service components of pension and post-retirement obligations. Interest expense is affected by the amount of debt outstanding and the interest rates on that debt. For the year ended December 31, 2023, interest expense was

$362 million, a 20% increase compared with the same period of 2022. In connection with the proposed acquisition of the VCS Business, we entered into several financing arrangements and capitalized $105 million of deferred financing costs during 2023. As a result, we amortized $55 million of deferred financing costs in *Interest expense*, of which $47 million related to our senior unsecured bridge term loan facility (the "Bridge Loan"). During the year ended December 31, 2022, we completed tender offers to repurchase approximately $1.15 billion aggregate principal of our 2.242% Notes due 2025 and 2.493% Notes due 2027. Upon settlement, we wrote off $5 million of unamortized deferred financing costs in *Interest expense* and recognized a net gain of $33 million in *Interest income*.

Income Taxes

	2023	2022
Effective tax rate	**30.9%**	16.5%

The effective tax rate for the year ended December 31, 2023 was higher than our statutory U.S. federal income tax rate. The increase was primarily driven by a net tax charge of $90 million relating to the re-organization and disentanglement of CCR and certain Fire & Security industrial businesses in advance of the planned divestitures and a deferred tax charge of $65 million related to basis differences in certain companies presented as held-for-sale. In addition, the effective tax rate was impacted by the recognition of a deferred tax liability for withholding tax of $33 million on repatriated foreign earnings, non-deductible divestiture-related costs and a non-deductible loss of $96 million on the mark-to-market valuation of the Company's window forward contracts associated with the expected cash outflows of the Euro-denominated purchase price of the VCS Business. The unfavorable impact of the above items is partially offset by a $53 million tax benefit recorded from the announced KFI

bankruptcy and deconsolidation and $49 million of foreign tax credit generated and utilized in 2023.

The effective tax rate for the year ended December 31, 2022 was lower than our statutory U.S. federal income tax rate. The decrease was driven by a lower effective tax rate on the $705 million non-cash gain resulting from the recognition of our previously held TCC equity investments at fair value upon acquisition of TCC, a lower effective tax rate on the $1.1 billion Chubb gain and $45 million of foreign tax credits generated and utilized in 2022.

Segment Review
We conduct our operations through three reportable segments:

- The HVAC segment provides products, controls, services and solutions to meet the heating, cooling and ventilation needs of residential and commercial customers while enhancing building performance, health, energy efficiency and sustainability.
- The Refrigeration segment includes transport refrigeration and monitoring products, services and digital solutions for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products.
- The Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help protect people and property.

We determine our segments based on how our Chief Executive Officer, who is the Chief Operating Decision Maker (the "CODM"), allocates resources, assesses performance and makes operational decisions. The CODM allocates resources and evaluates the financial performance of each of our segments based on *Net sales* and *Operating profit*. Adjustments to reconcile segment reporting to the consolidated results are included in Note 21 - Segment Financial Data.

Summary performance for each of our segments is as follows:

(In millions)	Net Sales **2023**	Net Sales 2022	Operating Profit **2023**	Operating Profit 2022	Operating Margin **2023**	Operating Margin 2022
HVAC	**$15,139**	$13,408	**$2,275**	$2,610	**15.0%**	19.5%
Refrigeration	**3,818**	3,883	**428**	483	**11.2%**	12.4%
Fire & Security	**3,633**	3,570	**209**	1,630	**5.8%**	45.7%
Total segment	**$22,590**	$20,861	**$2,912**	$4,723	**12.9%**	22.6%

HVAC Segment
For the year ended December 31, 2023, *Net sales* in our HVAC segment was $15.1 billion, a 13% increase compared with the same period of 2022. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	5%
Foreign currency translation	(1)%
Acquisitions and divestitures, net	9%
Total % change	**13%**

The organic increase in *Net sales* of 5% was driven by continued strong results in the segment. Increased sales in our Commercial HVAC business (up 12%) benefited from pricing improvements and ongoing customer demand in our end-markets. The business grew in all regions including Europe and Asia as current economic conditions and inflationary cost pressures improved compared with the prior year. Higher sales in our North America residential and light commercial business (up 1%) were primarily driven by pricing improvements and improved mix associated with regulatory changes effective as of the beginning of 2023. These amounts were partially offset by lower volume in North America residential end-markets.

Results in our Global Comfort Solutions business (down 2%) were primarily driven by lower demand in certain European end-markets.

On August 1, 2022, we acquired a majority ownership interest in TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation. The results of TCC have been included in our Consolidated Financial Statements since the date of acquisition. The transaction added 9% to *Net sales* for the year ended December 31, 2023 and is included in Acquisitions and divestitures, net.

For the year ended December 31, 2023, *Operating profit* in our HVAC segment was $2.3 billion, a 13% decrease compared with the same period of 2022. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	12%
Acquisitions and divestitures, net	6%
Amortization of acquired intangibles	(4)%
Restructuring	(1)%
Other	(26)%
Total % change	**(13)%**

The operational profit increase of 12% was primarily attributable to pricing improvements and ongoing customer demand in certain end-markets compared with the prior year. These benefits more than offset the higher cost for commodities and components used in our products. Lower earnings from equity method investments impacted operational profit due to the increase in our ownership interest in TCC on August 1, 2022. As a result, TCC is no longer accounted for under the equity method of accounting since the date of acquisition. Inflationary cost pressures have begun to moderate but continue to impact our operating profit.

Acquisitions and divestitures, net primarily related to the results of operations associated with the acquisition of TCC. The transaction added 6% to *Operating profit* during the year ended December 31, 2023. In connection with the TCC acquisition, the carrying value of our previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, we recognized a $705 million non-cash gain associated with the increase in our ownership interest in Other.

Refrigeration Segment

For the year ended December 31, 2023, *Net sales* in our Refrigeration segment was $3.8 billion, a 2% decrease compared with the same period of 2022. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	(2)%
Foreign currency translation	1%
Acquisitions and divestitures, net	(1)%
Total % change	**(2)%**

Organic *Net sales* decreased 2% compared to the prior year as the segment experienced challenges in certain end-markets during the year. Results for Commercial refrigeration decreased (down 14%) compared with the prior year, primarily driven by lower volumes in Europe as economic conditions and inflationary cost pressures impacted end-market demand. In addition, Asia results were impacted by reduced end-market demand in China. Transport refrigeration results increased (up 3%) compared to the prior year as pricing improvements and strong end-market demand in all regions were partially offset by continued weakness in container end-markets.

For the year ended December 31, 2023, *Operating profit* in our Refrigeration segment was $428 million, an 11% decrease compared with the same period of 2022. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	(14)%
Foreign currency translation	1%
Restructuring	(3)%
Other	5%
Total % change	**(11)%**

The decrease in operational profit of 14% was primarily driven by lower volume in certain end-markets compared with the prior year. In addition, the higher costs of commodities and components used in our products further impacted segment results. These amounts were partially offset by pricing improvements and favorable productivity initiatives. Inflationary cost pressures have begun to moderate but continue to impact our operating profit. Amounts reported in Other represent a $24 million gain on the sale of a business within Transport refrigeration.

Fire & Security Segment

For the year ended December 31, 2023, *Net sales* in our Fire & Security segment was $3.6 billion, a 2% increase compared with the same period of 2022. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	6%
Foreign currency translation	(1)%
KFI deconsolidation	(3)%
Total % change	**2%**

The organic increase in *Net sales* of 6% was primarily driven by pricing improvements and volume growth compared with the prior year. Sales grew in all three regions including strong commercial results in the Americas. Growth in Europe moderated as economic conditions and inflationary cost pressures impacted end-market demand. Results in Asia normalized after a strong COVID-19 related recovery. Global industrial sales benefited segment results due to pricing improvements and strong demand. The segment was impacted by ongoing supply chain constraints for certain components used in our products.

For the year ended December 31, 2023, *Operating profit* in our Fire & Security segment was $209 million, an 87% decrease compared with the same period of 2022. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	2%
Acquisitions and divestitures, net	(1)%
Restructuring	(1)%
KFI deconsolidation	(18)%
Chubb gain	(68)%
Other	(1)%
Total % change	**(87)%**

The operational profit increase of 2% was primarily driven by pricing improvements, volume growth and lower freight and logistics costs compared to the prior year. These amounts were partially offset by the higher costs of commodities and components used in our products. In addition, higher inventory-related reserves resulting from supply chain challenges further impacted segment results. Inflationary cost pressures have moderated, but continue to impact our operating profit.

As of May 14, 2023, we no longer control KFI as their activities are subject to review and oversight by the bankruptcy court. Therefore, KFI was deconsolidated and their respective assets and liabilities were derecognized from our Consolidated Financial Statements. As a result, we recognized a loss on deconsolidation of $297 million during the year ended December 31, 2023. In addition, we incurred divestiture-related costs reported within Other. During the twelve months ended December 31, 2022, we completed the Chubb Sale and recognized a net gain on the sale of $1.1 billion

Liquidity and Financial Condition

We assess liquidity in terms of our ability to generate adequate amounts of cash necessary to fund our current and future cash requirements to support our business and strategic initiatives. In doing so, we review and analyze our cash on hand, working capital, debt service requirements and capital expenditures. We rely on operating cash flows as our primary source of liquidity. In addition, we have access to other sources of capital to finance our strategic initiatives and fund growth.

As of December 31, 2023, we had *Cash and cash equivalents* of $10.0 billion, of which approximately 48% was held by

our foreign subsidiaries. We manage our worldwide cash requirements by reviewing available funds and the cost effectiveness with which we can access funds held by foreign subsidiaries. On occasion, we are required to maintain cash deposits in connection with contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2023 and 2022, the amount of such restricted cash was $2 million and $7 million, respectively.

We continue to actively manage and strengthen our business portfolio to meet the current and future needs of our customers. This is accomplished through research and development activities with a focus on new product development and new technology innovation as well as sustaining activities with a focus on improving existing products and reducing production costs. We also pursue potential acquisitions to complement existing products and services to enhance our product portfolio. In addition, we routinely conduct discussions, evaluate targets and enter into agreements regarding possible acquisitions, divestitures, joint ventures and equity investments to manage our business portfolio.

We believe that our available cash and operating cash flows will be sufficient to meet our future operating cash needs. Our committed credit facilities and access to the debt and equity markets provide additional sources of short-term and long-term capital to fund current operations, debt maturities and future investment opportunities. Although we believe that the arrangements currently in place permit us to finance our operations on acceptable terms and conditions, our access to and the availability of financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our credit ratings or absence of credit ratings; (2) the liquidity of the overall capital markets; (3) the state of the economy; and (4) the restrictions under our debt agreements. There can be no assurance that we will be able to obtain additional financing on terms favorable to us, if at all.

The following table contains several key measures of our financial condition and liquidity:

	As of December 31,	
(In millions)	**2023**	2022
Cash and cash equivalents	**$10,015**	$ 3,520
Total debt	**$14,293**	$ 8,842
Net debt (total debt less cash and cash equivalents)	**$ 4,278**	$ 5,322
Total equity	**$ 9,005**	$ 8,076
Total capitalization (total debt plus total equity)	**$23,298**	$16,918
Net capitalization (total debt plus total equity less cash and cash equivalents)	**$13,283**	$13,398
Total debt to total capitalization	**61%**	52%
Net debt to net capitalization	**32%**	40%

Acquisition of Viessmann

On April 25, 2023, we announced that we entered into an Agreement to acquire the VCS Business. Under the terms of the Agreement, 20% of the purchase price was to be paid in Carrier common stock, issued directly to Viessmann and subject to long-term lock-up provisions and 80% was to be paid in cash. Simultaneously, we entered into commitment letters with JPMorgan Chase Bank, N.A., BofA Securities, Inc. and Bank of America, N.A. to provide a €8.2 billion Bridge Loan to fund a portion of the Euro-denominated purchase price.

On May 19, 2023, we entered into a 364-day, $500 million, senior unsecured revolving credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and certain other lenders (the "Revolver"). In addition, we entered into a senior unsecured delayed draw term loan credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and certain other lenders that permits aggregate borrowings of up to €2.3 billion (the "Delayed Draw Facility"). Upon entering into the Delayed Draw Facility, the aggregate principal amount of the Bridge Loan was reduced by €2.3 billion. In November 30, 2023, we issued $3.0 billion principal amount of USD-denominated notes ("USD Notes") and €2.35 billion principal amount of Euro-denominated notes ("Euro Notes"). Upon issuance, the aggregate principal amount of the Bridge Loan was reduced by €5.4 billion.

On January 2, 2024, we completed the acquisition of the VCS Business for $14.2 billion. The cash portion of the purchase price was funded through cash on hand, proceeds from the USD Notes and the Euro Notes and borrowings under the Delayed Draw Facility and a 60-day senior unsecured bridge term loan. In addition, proceeds from the Revolver became available upon closing.

Borrowings and Lines of Credit

We maintain a $2.0 billion unsecured, unsubordinated commercial paper program which we can use for general corporate purposes, including the funding of working capital and potential acquisitions. In addition, we maintain a $2.0 billion revolving credit agreement with various banks (the "Revolving Credit Facility") that matures in May 2028 which supports our commercial paper borrowing program and can be used for general corporate purposes. A ratings-based commitment fee is charged on unused commitments. As of December 31, 2023, we had no borrowings outstanding under our commercial paper program or our Revolving Credit Facility.

Our short-term obligations primarily consist of current maturities of long-term debt. Our long-term obligations primarily consist of long-term notes with maturity dates ranging between 2025 and 2054. Interest payments related to long-term Notes are expected to approximate $507 million per year, reflecting an approximate weighted-average interest rate of 3.8%. Any borrowings from the Revolving Credit Facility are subject to variable interest rates. See Note 7 - Borrowings and Lines of Credit in the accompanying Notes to the Consolidated Financial Statements for additional information regarding the terms of our long-term debt obligations.

Scheduled maturities of long-term debt, excluding amortization of discount, are as follows:

(In millions)	
2024	$ 51
2025	$3,053
2026	$ 4
2027	$1,245
2028	$ 832
Thereafter	$9,191

The following table presents our credit ratings and outlook as of December 31, 2023:

Rating Agency	Long-term Rating [1]	Short-term Rating	Outlook [2]
S&P	BBB	A2	Positive
Moody's	Baa3	P3	Positive
Fitch Ratings	BBB	F3	Stable

[1] The long-term rating for S&P was affirmed on May 14, 2021, and for Moody's on March 30, 2022. Fitch's long-term rating was updated in December 2023.

[2] S&P revised its outlook to positive from stable in December 2023.

[3] Moody's Investors Service revised its outlook to positive from stable on February 28, 2023.

Portfolio Transformation

On April 25, 2023, we announced plans to exit our Fire & Security and Commercial Refrigeration businesses over the course of 2024. On December 7, 2023, we entered into a stock purchase agreement to sell our Fire & Security Access Solutions business to Honeywell International Inc. for an enterprise value of approximately $4.95 billion. On December 12, 2023, we entered into a stock purchase agreement to sell CCR to Haier Group Corporation for an enterprise value of approximately $775 million. Both transactions are expected to close 2024.

Share Repurchase Program

We may purchase our outstanding common stock from time to time subject to market conditions and at our discretion. Repurchases occur in the open market or through one or more other public or private transactions pursuant to plans complying with Rules 10b5-1 and 10b-18 under the Exchange Act. Since the initial authorization in February 2021, the Company's Board of Directors authorized the repurchase of up to $4.1 billion of our outstanding common stock. As of December 31, 2023, the Company repurchased 43.5 million shares of common stock for an aggregate purchase price of $2.0 billion, which includes shares repurchased under an accelerated share repurchase agreement. As a result, the Company has approximately $2.1 billion remaining under the current authorization at December 31, 2023. Upon announcement of the proposed acquisition of the VCS Business, the Company temporarily paused its share repurchase program in order to advance its capital allocation strategy. As a result, there is no share repurchase activity to report for the fourth quarter of 2023.

Dividends

We paid dividends on our common stock of $0.74 per share during the year ended December 31, 2023, totaling $620 million. On December 6, 2023, the Board of Directors declared a dividend of $0.19 per share payable on February 9, 2024 to shareowners of record at the close of business on December 21, 2023.

Discussion of Cash Flows

(In millions)	**2023**	2022
	For the Years Ended December 31,	
Cash provided by (used in):		
Operating activities	**$2,607**	$1,743
Investing activities	**(660)**	1,745
Financing activities	**4,612**	(2,931)
Effect of foreign exchange rate changes on cash and cash equivalents	**88**	(56)
Net increase (decrease) in cash and cash equivalents and restricted cash	**$6,647**	$ 501

Cash flows from operating activities primarily represent inflows and outflows associated with our operations. Primary activities include net income from operations adjusted for non-cash transactions, working capital changes and changes in other assets and liabilities. We define working capital as the assets and liabilities, other than cash, generated through our primary operating activities. The year-over-year increase in net cash provided by operating activities was primarily driven by a reduction in working capital balances. Improved inventory management and higher accounts payable balances more that offset an increase in our accounts receivable balances. In addition, *Accounts payable and accrued liabilities* included a $96 million mark-to-market valuation adjustment on our window forward contracts associated with the Euro-denominated purchase price of the VCS Business. Prior year working capital balances were higher due to higher safety stock and supply chain constraints.

Cash flows from investing activities primarily represent inflows and outflows associated with long-term assets. Primary activities include capital expenditures, acquisitions, divestitures and proceeds from the sale of fixed assets. During the year ended December 31, 2023, net cash used in investing activities was $660 million. The primary drivers of the outflow related to $469 million of capital expenditures and $134 million related to the deconsolidation of KFI. In addition, we settled working capital and other transaction-related items associated with the acquisition of TCC and invested in several businesses. These amounts totaled $84 million, net of cash acquired and were partially offset by the proceeds from the sale of a business during the period. During the year ended December 31, 2022, net cash

provided by investing activities was $1.7 billion. The primary driver of the inflow related to the net proceeds from the Chubb Sale. This amount was partially offset by the acquisition of TCC and several other businesses and minority-owned businesses, which totaled $506 million, net of cash acquired and $353 million of capital expenditures.

Cash flows from financing activities primarily represent inflows and outflows associated with equity or borrowings. Primary activities include debt transactions, paying dividends to shareowners and the repurchase of our common stock. During the year ended December 31, 2023 net cash provided by financing activities was $4.6 billion. The primary driver of the inflow related to the issuance of the USD Notes and the Euro Notes. The inflow was partially offset by the payment of $620 million in dividends to our common shareowners and deferred financing costs. In addition, we paid $62 million to repurchase shares of our common stock. During the year ended December 31, 2022 net cash used in financing activities was $2.9 billion. The primary driver of the outflow related to the payment of $1.4 billion to repurchase shares of our common stock. In addition, we settled our tender offers for $1.15 billion and paid $509 million in dividends to our common shareowners.

Summary of Other Sources and Uses of Cash

Rapid changes in legislation, regulations and government policies, including with respect to regulations intended to combat climate change, affect our operations and business in the countries, regions and localities in which we operate and sell our products. We are committed to comply with these regulations and to environmental stewardship. As a result, we have set goals to invest over $2 billion by 2030 to develop healthy, safe, sustainable and intelligent buildings and cold chain solutions that incorporate sustainable design principles and reduce lifecycle impacts. In addition, to reach our goal to achieve carbon neutrality in our operations by 2030, we expect to incur capital expenditures for climate-related projects including upgrading our facilities, equipment and controls to optimize energy efficiency, transition our energy consumption from a dependency on fossil fuels to renewable energy and expanding the electrification of our fleet vehicles. See section entitled Environmental Goals under the headings "Other Matters Relating to Our Business as a Whole" for additional information.

We also have obligations related to environmental and asbestos matters, pension and post-retirement benefits and taxes. See Note 10 - Employee Benefit Plans, Note 17 - Income Taxes, and Note 23 - Commitments and Contingent Liabilities in the accompanying Notes to the Consolidated Financial Statements in this Annual Report for additional information.

Critical Accounting Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with those accounting principles requires management to use judgement in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets, liabilities, sales and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results could differ from management's estimates.

Goodwill and Indefinite-Lived Intangible Assets

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other* ("ASC 350"), goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset. We test our reporting units and indefinite-lived intangible assets for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances occur.

ASC 350 provides entities with an option to perform a qualitative assessment (commonly referred to as "step zero") to determine whether a quantitative analysis for impairment is necessary. In performing step zero for our impairment test, we are required to make assumptions and judgments, including but not limited to the following: the evaluation of macroeconomic conditions as related to our business, industry and market trends, and the overall future financial performance of our reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing step zero, we would perform a quantitative impairment analysis to estimate fair value.

For our 2023 goodwill and indefinite-lived intangible assets impairment tests, we elected to perform qualitative step zero assessments to determine if it was more likely than not that the fair values of our reporting units and indefinite-lived intangible assets were below carrying value. We considered macroeconomic factors including global economic growth, general macroeconomic trends for the markets in which our reporting units operate and where the intangible assets are utilized and the forecasted growth of the global industrial products industry. In addition to these macroeconomic factors, among other things, we considered the reporting units' current results and forecasts, changes in the nature of each business, any significant legal, regulatory, contractual, political or other business climate factors, changes in the industry and competitive environment, changes in the composition or carrying amount of net assets and any intention to sell or dispose of a reporting unit or cease the use of any indefinite-lived intangible assets. Based upon our qualitative analysis, we determined that our goodwill and indefinite-lived intangible assets were not impaired.

Revenue Recognition from Contracts with Customers

Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of our performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of our performance obligations are recognized over time as the customer simultaneously obtains control as we perform work under a contract, or if the product being produced for the customer has no alternative use and we have a contractual right to payment.

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. Some of our contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. We identify performance obligations at the inception of a contract and allocate the transaction price to each distinct performance obligation. Revenue is recognized when or as the performance obligation is satisfied. When there are multiple performance obligations within a contract, we allocate the transaction price to each performance obligation based on its relative stand-alone selling price.

We primarily generate revenue from the sale of products to customers and recognize revenue at a point in time when control transfers to the customer. Transfer of control is generally based on the shipping terms of the contract. In addition, we recognize revenue on an over-time basis on installation and service contracts. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include direct costs such as labor, materials and subcontractors' costs and, where applicable, indirect costs.

The transaction price allocated to performance obligations reflects our expectations about the consideration we will be entitled to receive from a customer. We include variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, we customarily offer our customers incentives to purchase products to ensure an adequate supply of our products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional pricing for products. We account for estimated incentive payments as a reduction in sales at the time a sale is recognized.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits to the extent that realizing these benefits is considered in our judgment to be more likely than not. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. We review the realizability of our deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required and will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements.

Employee Benefit Plans

We provide a range of benefit plans to eligible current and former employees. We account for our benefits plans in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), which requires balance sheet recognition of the overfunded or underfunded status of pension plans. The determination of the amounts associated with these benefits is performed by actuaries and dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality and health care cost trends. Actual results may differ from the actuarial assumptions and are generally recorded in *Accumulated other comprehensive income (loss)* and amortized into *Net income from operations* over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on current rates and trends, if appropriate.

A change in any of these assumptions would have an effect on net periodic pension and post-retirement benefit costs reported in the Consolidated Financial Statements. The following table summarizes the estimated sensitivity of our 2023 projected benefit obligation and net periodic pension (benefit) cost to a 25 basis point change in the discount rate:

(In millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Projected benefit obligation	$(14)	$14
Net periodic pension (benefit) cost	$ —	$ —

Net periodic pension (benefit) cost is also sensitive to changes in the expected return on plan assets. An increase or decrease of 25 basis points in the expected return on plan assets would have decreased or increased 2023 pension expense by approximately $1 million.

Contingent Liabilities

We are involved in various litigation, claims and administrative proceedings, including those related to environmental (including asbestos) and legal matters. In accordance with ASC 450, *Contingencies* ("ASC 450"), we record accruals for loss contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These accruals are generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, we accrue the minimum amount. In addition, these estimates are reviewed periodically and adjusted to reflect additional information when it becomes available. We are unable to predict the final outcome of these matters based on the information currently available. However, we do not believe that the resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 23 – Commitments and Contingent Liabilities in the accompanying Notes to the Consolidated Financial Statements in this Annual Report, contractual, regulatory and other matters, including asbestos claims, may arise in the ordinary course of business that subject us to claims or litigation. We have recorded reserves in the consolidated financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience depending on the nature of the reserve, and in certain instances in consultation with legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition. See the "Risk Factors" section in this Annual Report for additional information.

Recent Accounting Pronouncements

See Note 3 – Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements in this Annual Report for a discussion of recent accounting pronouncements and their effect on our financial statements.

Market for Registrant's Common Equity, Related Shareowner Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the NYSE under the ticker symbol "CARR." As of December 31, 2023, the approximate number of common stock shareowners of record was 21,605.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk and Risk Management

We are exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition. There has been no significant change in our exposure to market risk for the year ended December 31, 2023.

Foreign Currency Exposures. We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to exchange rate movements in relation to our reporting currency, the U.S. dollar. Many of our non-U.S. operations have a functional currency other than the U.S. dollar. Therefore, our reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. We actively manage material currency exposures that are associated with purchases and sales and other assets and liabilities at the legal entity level; however, we do not hedge currency translation risk.

In connection with the acquisition of the VCS Business, 80% of the Euro-denominated purchase price was paid in cash to Viessmann on January 2, 2024. As a result, the purchase price was exposed to exchange rate movements in relation to our reporting currency, the U.S. dollar. To mitigate the foreign currency risk of the cash outflow, we entered into window forward contracts. Changes in the fair value of the window forward contracts are reported in *Other income (expense), net* in the accompanying Consolidated Statement of Operations.

In connection with the TCC acquisition, we entered into cross currency swaps and the Japanese Term Loan Facility to fund the Yen-denominated purchase price. We designated the cross currency swaps and the Japanese Term Loan Facility as a hedge of our investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the fair value of the cross currency swaps and the carrying value of the Japanese Term Loan Facility associated with foreign exchange rate movements are recorded in *Equity* in the Consolidated Balance Sheet. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact.

Commodity Price Exposures. We are exposed to volatility in the prices of commodities used in some of our products and when appropriate, we use fixed price contracts to manage this exposure. In addition, we are exposed to fuel costs to ship our products and materials. We do not have commodity hedge contracts in place at December 31, 2023.

Interest Rate Exposures. Substantially all of our long-term debt has fixed interest rates. As a result, any fluctuation in market interest rates is not expected to have a material effect on our results of operations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of Carrier Global Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Carrier Global Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from Contracts with Customers

As described in Note 13 to the consolidated financial statements, the Company recognized $22,098 million of consolidated revenue for the year ended December 31, 2023. Some of the Company's contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. The Company recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of the Company's performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of the Company's performance obligations are recognized over time as the customer simultaneously obtains control as the Company performs work under a contract, or if the product being produced for the customer has no alternative use and the Company has a contractual right to payment. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. The Company includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, the Company customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional pricing for products. The Company accounts for estimated incentive payments as a reduction in sales at the time a sale is recognized.

The principal considerations for our determination that performing procedures relating to revenue recognition from contracts with customers is a critical audit matter are the high degree of audit effort in performing procedures related to revenue recognized on the Company's point-in-time and over-time contracts with customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process on the Company's point-in-time and over-time contracts with customers. These procedures also included, among others, (i) evaluating management's significant accounting policies related to revenue recognition; (ii) testing the appropriateness of the timing and amount of revenue recognized for a sample of point-in-time revenue transactions by obtaining and inspecting source documents, such as contracts with customers, purchase order information, shipping documents, cash receipts, and other documentation; and (iii) evaluating and testing management's process for determining the total estimated costs at completion for a sample of over-time revenue contracts, which included evaluating the total estimated costs at completion used by management by considering factors that can affect the accuracy of those estimates. Evaluating the total estimated costs at completion for revenue recognized on an over-time basis involved comparing the originally estimated costs and actual costs incurred, including identifying circumstances that may warrant a modification to the total estimated costs to complete.

/s/ PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP
Miami, Florida
February 6, 2024

We have served as the Company's auditor since 2019.

Consolidated Statement of Operations

(In millions, except per share amounts)	For the Year Ended December 31,		
	2023	2022	2021
Net sales			
Product sales	**$19,563**	$18,250	$17,214
Service sales	**2,535**	2,171	3,399
	22,098	20,421	20,613
Costs and expenses			
Cost of products sold	**(13,831)**	(13,337)	(12,300)
Cost of services sold	**(1,884)**	(1,620)	(2,333)
Research and development	**(617)**	(539)	(503)
Selling, general and administrative	**(3,297)**	(2,512)	(3,120)
	(19,629)	(18,008)	(18,256)
Equity method investment net earnings	**211**	262	249
Other income (expense), net	**(384)**	1,840	39
Operating profit	**2,296**	4,515	2,645
Non-service pension benefit (expense)	**(1)**	(4)	61
Interest (expense) income, net	**(211)**	(219)	(306)
Income from operations before income taxes	**2,084**	4,292	2,400
Income tax expense	**(644)**	(708)	(699)
Net income from operations	**1,440**	3,584	1,701
Less: Non-controlling interest in subsidiaries' earnings from operations	**91**	50	37
Net income attributable to common shareowners	**$ 1,349**	$ 3,534	$ 1,664
Earnings per share			
Basic	**$ 1.61**	$ 4.19	$ 1.92
Diluted	**$ 1.58**	$ 4.10	$ 1.87
Weighted-average number of shares outstanding			
Basic	**837.3**	843.4	867.7
Diluted	**853.0**	861.2	890.3

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Loss)

	For the Year Ended December 31,		
(In millions)	**2023**	2022	2021
Net income from operations	**$1,440**	$ 3,584	$1,701
Other comprehensive income (loss), net of tax:			
Foreign currency translation:			
Foreign currency translation adjustments arising during period	**157**	(551)	(322)
Less: reclassification adjustments for gain on sale of an investment in a foreign entity recognized in Other income (expense), net	**—**	—	8
Chubb divestiture	**—**	(574)	—
Foreign currency translation adjustments arising during period	**157**	(1,125)	(314)
Pension and post-retirement benefit plans:			
Net actuarial gain (loss) arising during period	**(17)**	63	53
Amortization of actuarial (gain) loss and prior service credit	**1**	11	34
Chubb divestiture	**—**	329	—
	(16)	403	87
Tax (expense) benefit	**—**	(3)	(17)
Pension and post-retirement benefit plans adjustments arising during period	**(16)**	400	70
Change in unrealized cash flow hedging:			
Unrealized cash flow hedging gain (loss) arising during period	**58**	—	—
Other comprehensive income (loss), net of tax	**199**	(725)	(244)
Comprehensive income (loss)	**1,639**	2,859	1,457
Less: Comprehensive income (loss) attributable to non-controlling interest	**(88)**	(24)	(37)
Comprehensive income (loss) attributable to common shareowners	**$1,551**	$ 2,835	$1,420

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

	As of December 31,	
(In millions, except share amounts)	**2023**	2022
Assets		
Cash and cash equivalents	**$10,015**	$ 3,520
Accounts receivable, net	**2,481**	2,833
Contract assets, current	**306**	537
Inventories, net	**2,217**	2,640
Assets held for sale	**3,314**	—
Other assets, current	**447**	349
Total current assets	**18,780**	9,879
Future income tax benefits	**739**	612
Fixed assets, net	**2,293**	2,241
Operating lease right-of-use assets	**491**	642
Intangible assets, net	**1,028**	1,342
Goodwill	**7,989**	9,977
Pension and post-retirement assets	**32**	26
Equity method investments	**1,140**	1,148
Other assets	**330**	219
Total Assets	**$32,822**	$26,086
Liabilities and Equity		
Accounts payable	**$ 2,742**	$ 2,833
Accrued liabilities	**2,811**	2,610
Contract liabilities, current	**425**	449
Liabilities held for sale	**862**	—
Current portion of long-term debt	**51**	140
Total current liabilities	**6,891**	6,032
Long-term debt	**14,242**	8,702
Future pension and post-retirement obligations	**155**	349
Future income tax obligations	**535**	568
Operating lease liabilities	**391**	529
Other long-term liabilities	**1,603**	1,830
Total Liabilities	**23,817**	18,010
Commitments and contingent liabilities (Note 23)		
Equity		
Common stock, par value $0.01; 4,000,000,000 shares authorized; 883,068,393 and 876,487,480 shares issued; 839,910,275 and 834,664,966 outstanding as of December 31, 2023 and 2022, respectively	**9**	9
Treasury stock - 43,490,981 common shares	**(1,972)**	(1,910)
Additional paid-in capital	**5,535**	5,481
Retained earnings	**6,591**	5,866
Accumulated other comprehensive income (loss)	**(1,486)**	(1,688)
Non-controlling interest	**328**	318
Total Equity	**9,005**	8,076
Total Liabilities and Equity	**$32,822**	$26,086

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes In Equity

(In millions)	Accumulated Other Comprehensive Income (Loss)	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Non-Controlling Interest	Total Equity
Balance, December 31, 2020	$ (745)	$9	$ —	$ 5,345	$ 1,643	$326	$ 6,578
Net income	—	—	—	—	1,664	37	1,701
Other comprehensive income (loss), net of tax	(244)	—	—	—	—	—	(244)
Dividends declared on common stock ($0.510 per share)	—	—	—	—	(442)	—	(442)
Shares issued under incentive plans, net	—	—	—	(24)	—	—	(24)
Stock-based compensation	—	—	—	92	—	—	92
Acquisition (sale) of non-controlling interest, net	—	—	—	(2)	—	2	—
Dividends attributable to non-controlling interest	—	—	—	—	—	(38)	(38)
Treasury stock repurchases	—	—	(529)	—	—	—	(529)
Balance at December 31, 2021	$ (989)	$9	$ (529)	$ 5,411	$ 2,865	$327	$ 7,094
Net income	—	—	—	—	3,534	50	3,584
Other comprehensive income (loss), net of tax	(699)	—	—	—	—	(26)	(725)
Dividends declared on common stock ($0.635 per share)	—	—	—	—	(533)	—	(533)
Shares issued under incentive plans, net	—	—	—	(12)	—	—	(12)
Stock-based compensation	—	—	—	77	—	—	77
Acquisition of non-controlling interest	—	—	—	5	—	22	27
Sale of non-controlling interest	—	—	—	—	—	(5)	(5)
Dividends attributable to non-controlling interest	—	—	—	—	—	(50)	(50)
Treasury stock repurchases	—	—	(1,381)	—	—	—	(1,381)
Balance at December 31, 2022	**$(1,688)**	**$9**	**$(1,910)**	**$5,481**	**$5,866**	**$318**	**$ 8,076**
Net income	—	—	—	—	1,349	91	1,440
Other comprehensive income (loss), net of tax	202	—	—	—	—	(3)	199
Dividends declared on common stock ($0.745 per share)	—	—	—	—	(624)	—	(624)
Shares issued under incentive plans, net	—	—	—	(27)	—	—	(27)
Stock-based compensation	—	—	—	81	—	—	81
Dividends attributable to non-controlling interest	—	—	—	—	—	(56)	(56)
Acquisition (sale) of non-controlling interest, net	—	—	—	—	—	(22)	(22)
Treasury stock repurchase	—	—	(62)	—	—	—	(62)
Balance as of December 31, 2023	**$(1,486)**	**$9**	**$(1,972)**	**$5,535**	**$6,591**	**$328**	**$ 9,005**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

		For the Year Ended December 31,	
(In millions)	**2023**	2022	2021
Operating Activities			
Net income from operations	**$ 1,440**	$3,584	$1,701
Adjustments to reconcile net income from operations to net cash flows from operating activities			
Depreciation and amortization	**542**	380	338
Deferred income tax provision	**(233)**	(124)	(74)
Stock-based compensation cost	**81**	77	92
Equity method investment net earnings	**(211)**	(262)	(249)
Impairment charge on minority-owned joint venture investments	**—**	—	2
(Gain) loss on extinguishment of debt	**—**	(36)	—
(Gain) loss on sale of investments / deconsolidation	**278**	(1,815)	2
Changes in operating assets and liabilities			
Accounts receivable, net	**(148)**	(145)	(97)
Contract assets, current	**93**	(51)	(47)
Inventories, net	**237**	(334)	(408)
Other assets, current	**(117)**	104	(11)
Accounts payable and accrued liabilities	**477**	61	829
Contract liabilities, current	**74**	29	51
Defined benefit plan contributions	**(33)**	(16)	(47)
Distributions from equity method investments	**129**	148	159
Other operating activities, net	**(2)**	143	(4)
Net cash flows provided by (used in) operating activities	**2,607**	1,743	2,237
Investing Activities			
Capital expenditures	**(469)**	(353)	(344)
Proceeds on sale of investments	**—**	—	7
Investment in businesses, net of cash acquired	**(84)**	(506)	(366)
Dispositions of businesses	**54**	2,902	—
Settlement of derivative contracts, net	**(50)**	(194)	4
Payment to former shareholders of TCC	**—**	(104)	—
Kidde-Fenwal, Inc. deconsolidation	**(134)**	—	—
Other investing activities, net	**23**	—	7
Net cash flows provided by (used in) investing activities	**(660)**	1,745	(692)
Financing Activities			
(Decrease) increase in short-term borrowings, net	**(15)**	(140)	13
Issuance of long-term debt	**5,609**	432	140
Repayment of long-term debt	**(111)**	(1,275)	(704)
Repurchases of common stock	**(62)**	(1,380)	(527)
Dividends paid on common stock	**(620)**	(509)	(417)
Dividends paid to non-controlling interest	**(58)**	(46)	(42)
Other financing activities, net	**(131)**	(13)	(25)
Net cash flows provided by (used in) financing activities	**4,612**	(2,931)	(1,562)
Effect of foreign exchange rate changes on cash and cash equivalents	**88**	(56)	(16)
Net increase (decrease) in cash and cash equivalents and restricted cash, including cash classified in current assets held for sale	**6,647**	501	(33)
Less: Change in cash balances classified as assets held for sale	**157**	—	60
Net increase (decrease) in cash and cash equivalents and restricted cash	**6,490**	501	(93)
Cash, cash equivalents and restricted cash, beginning of period	**3,527**	3,026	3,119
Cash, cash equivalents and restricted cash, end of period	**10,017**	3,527	3,026
Less: restricted cash	**2**	7	39
Cash and cash equivalents, end of period	**$10,015**	$3,520	$2,987

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1: Description of the Business

Carrier Global Corporation (the "Company") is a global leader in intelligent climate and energy solutions with a focus on providing differentiated, digitally-enabled lifecycle solutions to its customers. The Company's portfolio includes industry-leading brands such as Carrier, Toshiba, Automated Logic, Carrier Transicold, Kidde, Edwards and LenelS2 that offer innovative heating, ventilating and air conditioning ("HVAC"), refrigeration, fire, security and building automation technologies to help make the world safer and more comfortable. The Company also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. The Company's operations are classified into three segments: HVAC, Refrigeration and Fire & Security.

Note 2: Basis of Presentation

The accompanying Consolidated Financial Statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") as defined by the Financial Accounting Standards Board ("FASB") within the FASB Accounting Standards Codification ("ASC"). Inter-company accounts and transactions have been eliminated. Related party transactions between the Company and its equity method investees have not been eliminated.

The accompanying Consolidated Financial Statements include all majority-owned subsidiaries of the Company. A non-controlling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes *Non-controlling interest* as a component of *Total equity* in the accompanying Consolidated Balance Sheet and the *Non-controlling interest in subsidiaries' earnings from operations* are presented as an adjustment to *Net income from operations* used to arrive at *Net income attributable to common shareowners* in the accompanying Consolidated Statement of Operations. Partially-owned equity affiliates represent 20 to 50% ownership interests in investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method.

Planned Portfolio Transformation

On April 25, 2023, the Company announced that it entered into a Share Purchase Agreement (the "Agreement") to acquire the climate solutions business (the "VCS Business") of Viessmann

Group GmbH & Co. KG ("Viessmann"), a privately-held company. The VCS Business develops intelligent, integrated and sustainable technologies, including heat pumps, boilers, photovoltaic systems, home battery storage and digital solutions, primarily for residential customers in Europe. The acquisition was completed on January 2, 2024 for total consideration of $14.2 billion.

On April 25, 2023, the Company announced plans to exit its Fire & Security and Commercial Refrigeration businesses over the course of 2024. On December 7, 2023, the Company entered into a stock purchase agreement to sell its Access Solutions business ("Access Solutions") to Honeywell International Inc. for an enterprise value of approximately $4.95 billion. Access Solutions, historically reported in the Company's Fire & Security segment, is a global supplier of physical security and digital access solutions supporting the hospitality, commercial, education and military markets. On December 12, 2023, the Company entered into a stock purchase agreement to sell its Commercial Refrigeration business ("CCR") to Haier Group Corporation for an enterprise value of approximately $775 million. CCR, historically reported in the Company's Refrigeration segment, is a global supplier of turnkey solutions for commercial refrigeration systems and services, with a primary focus on serving food retail customers, cold storage facilities and warehouses. As a result, the assets and liabilities of both businesses are presented as held for sale in the accompanying Consolidated Balance Sheets as of December 31, 2023 and recorded at the lower of their carrying value or fair value less estimated cost to sell.

In addition, the net assets of the Company's Industrial Fire business met the criteria to be classified as held for sale during the fourth quarter of 2023. Industrial Fire, historically reported in the Company's Fire & Security segment, is a leading manufacturer of a full spectrum of fire detection and suppression solutions and services in critical high-hazard environments, including oil and gas, power generation, marine and offshore facilities, automotive, data centers and aircraft hangars. As a result, the assets and liabilities of the business are presented as held for sale in the accompanying Consolidated Balance Sheet as of December 31, 2023 and recorded at the lower of their carrying value or fair value less estimated cost to sell.

Deconsolidation of Kidde-Fenwal, Inc.

On May 14, 2023, Kidde-Fenwal, Inc. ("KFI"), an indirect wholly-owned subsidiary of the Company, filed a petition for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware. KFI, an industrial fire detection and suppression business historically reported in the Company's Fire & Security segment, has indicated that it intends to use the bankruptcy process to explore strategic alternatives, including the sale of KFI as a going concern. KFI has further stated that, during the Chapter 11 process, KFI expects that there will be no significant interruptions to its business operations. As of the petition date, KFI was deconsolidated and its respective assets and liabilities were derecognized from the Company's Consolidated Financial Statements.

Acquisition of Toshiba Carrier Corporation

On February 6, 2022, the Company entered into a binding agreement to acquire a majority ownership interest in Toshiba Carrier Corporation ("TCC"), a variable refrigerant flow ("VRF") and light commercial HVAC joint venture between Carrier and Toshiba Corporation. The acquisition was completed on August 1, 2022. As a result, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within the Company's HVAC segment. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC.

Sale of Chubb Fire & Security Business

On July 26, 2021, the Company entered into a stock purchase agreement to sell its Chubb Fire and Security business ("Chubb") to APi Group Corporation ("APi"). Chubb, which was reported within the Company's Fire & Security segment, delivered essential fire safety and security solutions from design and installation to monitoring, service and maintenance across more than 17 countries around the globe. On January 3, 2022, the Company completed the sale of Chubb (the "Chubb Sale") for net proceeds of $2.9 billion and recognized a gain on the sale of $1.1 billion during the year ended December 31, 2022.

Separation from United Technologies

On April 3, 2020 (the "Distribution Date"), United Technologies Corporation ("UTC"), since renamed RTX Corporation ("Raytheon Technologies Corporation" or "RTX"), completed the spin-off of Carrier into an independent, publicly traded company (the "Separation") through a pro rata distribution (the "Distribution") on a one-for-one basis of all of the outstanding shares of common stock of Carrier to UTC shareowners who held shares of UTC common stock as of the close of business on March 19, 2020, the record date for the Distribution. In connection with the Separation, the Company issued an aggregate principal balance of $11.0 billion of debt and transferred approximately $10.9 billion of cash to UTC on February 27, 2020 and March 27, 2020. On April 1, 2020 and April 2, 2020, the Company received cash contributions totaling $590 million from UTC related to the Separation.

Following the Separation and Distribution, the Company entered into several agreements with UTC and Otis Worldwide Corporation ("Otis") that govern various aspects of the relationship among the Company, UTC and Otis. As of December 31, 2023, only certain portions of the Tax Matters Agreement ("TMA") remain in effect. The Company incurred separation-related costs of $20 million for the year ended December 31, 2021. These costs are primarily included in *Selling, general and administrative* in the accompanying Consolidated Statement of Operations and consist of employee-related costs, costs to establish certain stand-alone functions and information technology systems, professional service fees and other transaction-related costs resulting from Carrier's transition to becoming an independent, publicly traded company.

Note 3: Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying Consolidated Financial Statements is as follows:

Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Currency Translation. Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in the equity section of the Consolidated Balance Sheet within *Accumulated other comprehensive income (loss).* Transactions that are denominated in a currency other than an entity's functional currency are subject to changes in exchange rates with the resulting gains and losses recorded in *Net income from operations*.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. On occasion, the Company is required to maintain restricted cash deposits with certain banks due to contractual or other legal obligations. Restricted cash of $2 million and $7 million is included in *Other assets, current* as of December 31, 2023 and 2022, respectively.

Accounts Receivable. Accounts receivable consist of billed amounts owed for products shipped to or services performed for customers. Amounts are recorded net of an allowance for expected credit losses which represents the best estimate of probable loss inherent in the Company's accounts receivable portfolio. The allowance is determined using a combination of factors including a reserve based on the aging of the outstanding accounts receivable portfolio and the Company's historical credit loss experience with its end markets, customer base and products. In addition, the Company considers knowledge of specific customers, current market conditions as well as reasonable and supportable forecasts of future events and economic conditions. As of December 31, 2023 and 2022, the allowance for expected credit losses was $108 million and $117 million, respectively. These estimates and assumptions are reviewed periodically with the effects of changes, if any, reflected in the Consolidated Statement of Operations in the period that they are determined.

Fixed Assets. Property, plant and equipment are stated at cost less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset. Assets acquired in a business combination are recorded at fair value at the date of acquisition. Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are capitalized. Repairs and maintenance expenditures that do not extend the useful life of an asset are charged to expense as incurred.

Per ASC 360, *Property, Plant and Equipment* ("ASC 360"), the Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Equity Method Investments. Investments in which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method of accounting and are presented on the Consolidated Balance Sheet. Under this method of accounting, the Company's share of the net earnings or losses of the investee is presented within *Operating profit* on the Consolidated Statement of Operations since the activities of the investee are closely aligned with the operations of the Company. The Company evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Distributions received from equity method investees are presented in the Consolidated Statement of Cash Flows based on the cumulative earnings approach.

Goodwill and Intangible Assets. The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, *Intangibles - Goodwill and Other* ("ASC 350"), goodwill and other indefinite-lived intangibles are tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying amount of the reporting

unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as patents, service contracts, monitoring lines and customer relationships with finite useful lives are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization may be used.

The range of useful lives approximate the following (in years):

Customer relationships	1 to 30
Patents and trademarks	5 to 30
Monitoring lines	7 to 10
Service portfolio and other	1 to 23

The Company assesses the recoverability of the carrying amount of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Leases. The Company accounts for leases in accordance with ASC 842, *Leases* ("ASC 842"), which requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the Consolidated Balance Sheet for all leases with terms longer than 12 months. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company generally uses its incremental borrowing rate, which is based on information available at the lease commencement date, to determine the present value of lease payments except when an implicit interest rate is readily determinable. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company has elected not to recognize ROU assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Income Taxes. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits to the extent that realizing these benefits is considered in its judgment to be more likely than not. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. The Company reviews the realizability of its deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required and will adjust its estimate if significant events so dictate. To the extent that the ultimate results differ from the Company's original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

In the ordinary course of business, there is inherent uncertainty in quantifying the Company's income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements.

Pension and Post-retirement Obligations. The Company provides a range of benefit plans to eligible current and former employees. The Company accounts for its benefit plans in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715") which requires balance sheet recognition of the overfunded or underfunded status of pension and post-retirement benefit plans. Determining the amounts associated with these benefits are performed by actuaries and dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality and health care cost trends. Actual results may differ from the actuarial assumptions and are generally recorded in *Accumulated other comprehensive income (loss)* and amortized into *Net income from operations* over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate. See Note 10 – Employee Benefit Plans for additional information.

Business Combinations. In accordance with ASC 805, *Business Combinations* ("ASC 805"), acquisitions that meet the definition of a business are recorded using the acquisition method of accounting. We recognize and measure the identifiable assets acquired, liabilities assumed and any non-controlling interest as of the acquisition date at fair value. The valuation of intangible assets is determined by an income approach methodology, using assumptions such as projected future revenues, customer attrition rates, royalty rates, tax rates and discount rates. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed and any non-controlling interest is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred.

Asset Retirement Obligations. The Company records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which a liability is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset.

Research and Development. The Company conducts research and development activities with a focus on new product development and technology innovation. These costs are charged to expense as incurred. For the years ended December 31, 2023, 2022 and 2021, these costs amounted to $617 million, $539 million and $503 million, respectively.

Recent Pronouncements

The FASB ASC is the sole source of authoritative GAAP other than United States Securities and Exchange Commission ("SEC') issued rules and regulations that apply only to SEC registrants. The FASB issues Accounting Standards Updates ("ASU") to communicate changes to the codification. The Company considers the applicability and impact of all ASUs. ASUs not referenced below were assessed and determined to be either not applicable or are not expected to have a material impact on the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. In addition, the amendments clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment and contains other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires public entities to disclose disaggregated information about their effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

Note 4: Inventories, Net

Inventories are stated at the lower of cost or estimated net realizable value. Cost is primarily determined based on the first-in, first-out inventory method ("FIFO") or average cost methods, which approximates current replacement cost. However, certain Carrier entities use the last-in, first-out inventory method ("LIFO").

Inventories, net consisted of the following:

(In millions)	2023	2022
Raw materials	$ 695	$ 884
Work-in-process	259	230
Finished goods	1,263	1,526
Inventories, net	**$2,217**	$2,640

The Company performs periodic assessments utilizing customer demand, production requirements and historical usage rates to determine the existence of excess and obsolete inventory and records necessary provisions to reduce such inventories to the lower of cost or estimated net realizable value. Raw materials, work-in-process and finished goods are net of valuation reserves of $223 million and $190 million as of December 31, 2023 and 2022, respectively.

Certain entities use LIFO to determine the cost of inventory. If inventories that were valued using the LIFO method had been valued under the FIFO method, the net book value of the inventories would have been higher by $226 million and $199 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, approximately 35% and 26%, respectively, of all inventory utilized the LIFO method.

Note 5: Fixed Assets, Net

Fixed assets, net consisted of the following:

(In millions)	Estimated Useful Lives (Years)	2023	2022
Land		$ 112	$ 126
Buildings and improvements	20 to 40	1,122	1,251
Machinery, tools and equipment	3 to 25	2,515	2,409
Rental assets	3 to 12	346	390
Other, including assets under construction		442	347
Fixed assets, gross		4,537	4,523
Accumulated depreciation		(2,244)	(2,282)
Fixed assets, net		**$ 2,293**	$ 2,241

Depreciation expense was $300 million, $256 million and $238 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 6: Goodwill and Intangible Assets

The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicates that the fair value of the reporting unit may be less than its carrying value.

The changes in the carrying amount of goodwill were as follows:

(In millions)	HVAC	Refrigeration	Fire & Security	Total
Balance at December 31, 2021	$5,658	$1,228	$2,463	$9,349
Goodwill resulting from business combinations [1]	904	—	1	905
Foreign currency translation	(170)	(31)	(76)	(277)
Balance at December 31, 2022	$6,392	$1,197	$2,388	$9,977
Goodwill resulting from business combinations	1	(4)	—	(3)
Reclassified to held for sale [2]	—	(72)	(1,937)	(2,009)
Foreign currency translation	14	3	7	24
Balance as of December 31, 2023	**$6,407**	**$1,124**	**$ 458**	**$7,989**

[1] See Note 19 - Acquisitions for additional information.
[2] See Note 20 - Divestitures for additional information.

Indefinite-lived intangible assets are tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicates that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite useful lives are amortized over their estimated useful lives.

Identifiable intangible assets consisted of the following:

(In millions)	2023 Gross Amount	2023 Accumulated Amortization	2023 Net Amount	2022 Gross Amount	2022 Accumulated Amortization	2022 Net Amount
Amortized:						
Customer relationships	$1,222	$ (610)	$ 612	$1,431	$ (720)	$ 711
Patents and trademarks	332	(163)	169	401	(191)	210
Service portfolios and other	686	(503)	183	953	(595)	358
	2,240	(1,276)	964	2,785	(1,506)	1,279
Unamortized:						
Trademarks and other	64	—	64	63	—	63
Intangible assets, net	**$2,304**	**$(1,276)**	**$1,028**	**$2,848**	**$(1,506)**	**$1,342**

Amortization of intangible assets was $242 million, $124 million and $98 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated future amortization of intangible assets is as follows:

(In millions)	2024	2025	2026	2027	2028	Thereafter
Future amortization	$175	$155	$122	$95	$75	$342

Annual Impairment Assessment

The Company tested its goodwill and indefinite-lived intangible assets for impairment on July 1 as part of its annual assessment. For each test, the Company qualitatively assessed all relevant events or circumstances that could impact the estimate of fair value and determined it was more likely than not that the fair value of each reporting unit and indefinite-lived intangible asset exceeded their carrying amount.

In connection with the presentation of CCR, Access Solutions and Industrial Fire as held for sale at December 31, 2023, the Company reassigned goodwill between each of the remaining reporting units within its Fire & Security segment using a relative fair value approach. As a result, the Company performed a quantitative goodwill impairment test to determine if any impairment existed. The test did not indicate any goodwill impairment.

Note 7: Borrowings and Lines of Credit

Long-term debt consisted of the following:

(In millions)	2023	2022
2.242% Notes due 2025	$ 1,200	$1,200
4.375% Notes due 2025	830	—
5.800% Notes due 2025	1,000	—
2.493% Notes due 2027	900	900
4.125% Notes due 2028	830	—
2.722% Notes due 2030	2,000	2,000
2.700% Notes due 2031	750	750
4.500% Notes due 2032	941	—
5.900% Notes due 2034	1,000	—
3.377% Notes due 2040	1,500	1,500
3.577% Notes due 2050	2,000	2,000
6.200% Notes due 2054	1,000	—
Total long-term notes	13,951	8,350
Japanese Term Loan Facility	379	404
Other debt (including project financing obligations and finance leases)	74	149
Discounts and debt issuance costs	(111)	(61)
Total debt	14,293	8,842
Less: current portion of long-term debt	51	140
Long-term debt, net of current portion	**$14,242**	**$8,702**

Debt Issuance

In November 2023, the Company issued $3.0 billion principal amount of USD-denominated notes in three tranches. The tranches consist of $1.0 billion aggregate principal amount of 5.800% notes due 2025, $1.0 billion aggregate principal amount of 5.900% notes due 2034 and $1.0 billion aggregate principal amount of 6.200% notes due 2054 (collectively, the "USD Notes"). In addition, the Company issued €2.35 billion principal amount of Euro-denominated notes in three tranches. The tranches consist of €750 million aggregate principal amount of 4.375% notes due 2025, €750 million aggregate principal amount of 4.125% notes due 2028 and €850 million aggregate principal amount of 4.500%

notes due 2032 (collectively, the "Euro Notes"). The Company capitalized $51 million of deferred financing costs which are being amortized over the term of their related notes.

The Company used the USD Notes and the Euro Notes to fund a portion of the Euro-denominated purchase price of the VCS Business. The Company has the option to redeem the notes in whole or in part at any time, prior to their stated maturity date at redemption prices set forth in the indenture agreements. The notes are subject to certain customary covenants.

Japanese Term Loan Facility

On July 15, 2022, the Company entered into a five-year, JPY 54 billion (approximately $400 million) senior unsecured term loan facility with MUFG Bank Ltd., as administrative agent and lender, and certain other lenders (the "Japanese Term Loan Facility"). Borrowings under the Japanese Term Loan Facility bear interest at a rate equal to the Tokyo Term Risk Free Rate plus 0.75%. In addition, the Japanese Term Loan Facility is subject to customary covenants including a covenant to maintain a maximum consolidated leverage ratio. The Company capitalized $2 million of deferred financing costs which are being amortized over the term of the facility. On July 25, 2022, the Company borrowed JPY 54 billion under the Japanese Term Loan Facility and used the proceeds to fund a portion of the TCC acquisition and to pay related fees and expenses.

Revolving Credit Facility

On May 19, 2023, the Company entered into a revolving credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and certain other lenders, permitting aggregate borrowings of up to $2.0 billion pursuant to an unsecured, unsubordinated revolving credit facility that matures in May 2028 (the "Revolving Credit Facility"). The Revolving Credit Facility supports the Company's commercial paper program and can be used for other general corporate purposes. Borrowings are available in U.S. Dollars and Euros. U.S. Dollar borrowings can bear interest at either a Term SOFR Rate plus 0.10% and a ratings-based margin or, alternatively, at an alternate base rate plus a ratings-based margin. Euro borrowings bear interest at an adjusted EURIBOR rate plus a ratings-based margin. A ratings-based commitment fee is charged on unused commitments. Upon entering into the agreement, the Company terminated its existing revolving credit facility that was set to mature in April 2025. In addition, the Company capitalized $2 million of deferred financing costs which are being amortized over the term of the facility. As of December 31, 2023, there were no borrowings outstanding under the Revolving Credit Facility.

Commercial Paper Program

The Company has a $2.0 billion unsecured, unsubordinated commercial paper program, which can be used for general corporate purposes, including the funding of working capital and potential acquisitions. As of December 31, 2023, there were no borrowings outstanding under the commercial paper program.

Project Financing Arrangements

The Company is involved in long-term construction contracts in which it arranges project financing with certain customers. As a result, the Company issued $39 million and $38 million of debt during the year ended December 31, 2023 and 2022, respectively. Long-term debt repayments associated with these financing arrangements for the years ended December 31, 2023 and 2022 were $111 million and $160 million, respectively.

Debt Covenants

The Revolving Credit Facility, the indenture for the long-term notes and the Japanese Term Loan Facility contain affirmative and negative covenants customary for financings of these types, which, among other things, limit the Company's ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. As of December 31, 2023, the Company was in compliance with the covenants under the agreements governing its outstanding indebtedness.

Tender Offers

On March 15, 2022, the Company commenced tender offers to purchase up to $1.15 billion ("Aggregate Tender Cap") aggregate principal of the Company's 2.242% Notes due 2025 and 2.493% Notes due 2027 (together, the "Senior Notes"). The tender offers included payment of applicable accrued and unpaid interest up to the settlement date, along with a fixed spread for early repayment. Based on participation, the Company elected to settle the tender offers on March 30, 2022. The aggregate principal amount of Senior Notes validly tendered and accepted was approximately $1.15 billion, which included $800 million of Notes due 2025 and $350 million of Notes due 2027. As a result, the Company recognized a net gain of $33 million and wrote off $5 million of unamortized deferred financing costs within *Interest (expense) income, net* on the accompanying Consolidated Statement of Operations during the year ended December 31, 2022.

Schedule of Long-term Debt Maturities

Scheduled maturities of long-term debt, excluding amortization of discount, are as follows:

(In millions)	
2024	$ 51
2025	$3,053
2026	$ 4
2027	$1,245
2028	$ 832
Thereafter	$9,191

As of December 31, 2023, the average maturity of the Company's long-term notes is approximately 11 years and the weighted-average interest rate on its total borrowings is approximately 3.8%.

Interest expense associated with long-term debt for the years ended December 31, 2023, 2022 and 2021 was $362 million, $302 million and $319 million, respectively.

Note 8: Fair Value Measurements

ASC 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the price that would be received if an asset is sold or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

In the normal course of business, the Company is exposed to certain risks arising from business operations and economic factors, including foreign currency and commodity price risk. These exposures are managed through operational strategies and the use of undesignated hedging contracts. The Company's derivative assets and liabilities are measured at fair value on a recurring basis using internal models based on observable market inputs, such as forward, interest, contract and discount rates with changes in fair value reported in *Other income (expense), net* in the accompanying Consolidated Statement of Operations.

In connection with the TCC acquisition, the Company funded a portion of the Yen-denominated purchase price with cash on hand by entering into cross currency swaps with various financial institutions. The cross currency swaps are measured at fair value on a recurring basis using observable market inputs, such as forward, discount and interest rates as well as credit default swap spreads. The Company designated the cross currency swaps as a partial hedge of its investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the fair value of the swaps are recorded in *Equity* in the accompanying Consolidated Balance Sheet.

The remaining portion of the Yen-denominated purchase price was funded by the Japanese Term Loan Facility. The carrying value of the facility is translated on a recurring basis using the exchange rate at the end of the applicable period and approximates its fair value. The Company designated the Japanese Term Loan Facility as a partial hedge of its investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the

carrying value of the Japanese Term Loan Facility associated with foreign exchange rate movements are recorded in *Equity* in the Consolidated Balance Sheet.

In connection with the acquisition of the VCS Business, the Company entered into window forward contracts with Bank of America N.A. and JPMorgan Chase Bank N.A. to mitigate the foreign currency risk of the expected cash outflows associated with the Euro-denominated purchase price. The instruments have an aggregate notional amount of €7 billion and are measured at fair value on a recurring basis using observable market inputs, such as forward, discount and interest rates with changes in fair value reported in *Other income (expense), net* in the accompanying Consolidated Statement of Operations. During the year ended December 31, 2023, the Company recognized a $96 million loss on the mark-to-market valuation of its window forward contracts. The Company settled the window forward contracts on January 2, 2024 upon the acquisition of the VCS Business.

During 2023, the Company entered into several interest rate swap contracts to mitigate interest rate exposure on the forecasted issuance of long-term debt. The contracts had an aggregate notional amount of $1.525 billion and were designated as cash flow hedges with changes in fair value reported in *Equity* in the accompanying Consolidated Balance Sheet. Fair value was measured on a recurring basis using observable market inputs, such as forward, discount and interest rates. In November 2023, the contracts were settled upon the issuance of the underlying debt. As a result, the Company deferred a net unrecognized gain of $58 million in *Equity* which will be subsequently recognized in *Interest expense* over the term of the related notes which range from 2034 to 2044. The amount expected to be amortized over the next twelve months is a net gain of $3 million.

The following tables provide the valuation hierarchy classification of assets and liabilities that are recorded at fair value and measured on a recurring basis in the accompanying Consolidated Balance Sheet:

(In millions)	Total	Level 1	Level 2	Level 3
December 31, 2023				
Fair value measurement:				
Derivative assets [1][3]	$ 32	$—	$ 32	$—
Derivative liabilities [2][3]	$(126)	$—	$(126)	$—
December 31, 2022				
Fair value measurement:				
Derivative assets [1][3]	$ 28	$—	$ 28	$—
Derivative liabilities [2][3]	$ (48)	$—	$ (48)	$—

[1] Included in *Other assets, current* and *Other assets* on the accompanying Consolidated Balance Sheet.
[2] Included in *Accrued liabilities* and *Other long-tern liabilities* on the accompanying Consolidated Balance Sheet.
[3] Includes cross currency swaps, window forward contracts and interest rate swap contracts.

The following table provides the carrying amounts and fair values of the Company's long-term notes that are not recorded at fair value in the accompanying Consolidated Balance Sheet:

	2023		2022	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total long-term notes [1]	$13,951	$13,194	$8,350	$6,832

[1] Excludes debt discount and issuance costs.

The fair value of the Company's long-term debt is measured based on observable market inputs which are considered Level 1 within the fair value hierarchy. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short-term nature of these accounts and would be classified as Level 1 in the fair value hierarchy. The Company's financing leases and project financing obligations, included in *Long-term debt* and *Current portion of long-term debt* on the accompanying Consolidated Balance Sheet, approximate fair value and are classified as Level 3 in the fair value hierarchy.

Note 9: Leases

The Company enters into operating and finance leases for the use of real estate space, vehicles, information technology equipment and certain other equipment. At contract inception, the Company determines a lease exists if the arrangement conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all of the economic benefits from the use of an identified asset as well as the right to direct the use of that asset. If a contract is considered to be a lease, the Company recognizes a lease liability based on the present value of the future lease payments with an offsetting entry to recognize a right-of-use asset.

Operating lease right-of-use assets and liabilities are reflected on the Consolidated Balance Sheet as follows:

(In millions)	2023	2022
Operating lease right-of-use assets	$ 491	$ 642
Accrued liabilities	$(108)	$(132)
Operating lease liabilities	(391)	(529)
Total operating lease liabilities	$(499)	$(661)
Weighted-Average Remaining Lease Term (in years)	7.0	7.7
Weighted-Average Discount Rate	3.9%	3.4%

Where applicable, the Company accounts for each separate lease component of a contract and its associated non-lease component as a single lease component.

Supplemental cash flow and lease expense information related to operating leases were as follows:

(In millions)	2023	2022	2021
Operating cash flows for measurement of operating lease liabilities	$166	$145	$197
Operating lease ROU assets obtained in exchange for operating lease obligations	$ 63	$109	$180
Operating lease expense	$158	$148	$200

Operating lease expense is recognized on a straight-line basis over the lease term. In addition, the Company has certain leases that contain variable lease payments which are based on an index, a rate referenced in the lease or on the actual usage of the leased asset. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred as variable lease expense.

Undiscounted maturities of operating lease liabilities as of December 31, 2023 are as follows:

(In millions)	
2024	$126
2025	107
2026	87
2027	62
2028	45
Thereafter	149
Total undiscounted lease payments	576
Less: imputed interest	(77)
Total discounted lease payments	$499

Note 10: Employee Benefit Plans

The Company sponsors U.S. and international defined benefit pension and defined contribution plans. In addition, the Company contributes to various U.S. and international multi-employer defined benefit pension plans.

Pension Plans

Qualified U.S. pension plan benefits covering collectively bargained employees comprise approximately 42% of the projected benefit obligation. This noncontributory defined benefit plan provides benefits on a flat dollar formula based on an employee's location and is closed to new entrants. The non-U.S. plans comprise approximately 58% of the projected benefit obligation; certain of these plans provide participants with one-time payments upon separation of employment rather than a retirement annuity. The plans' benefits provided are based on plan specific parameters. Non-qualified U.S. pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

The following table details information regarding the Company's pension plans:

(In millions)	2023	2022
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 760**	$ 906
Service cost	**15**	20
Interest cost	**31**	18
Actuarial (gain) loss	**27**	(271)
Benefits paid	**(25)**	(21)
Curtailment, settlements and special termination benefits	**(24)**	(7)
Other, including expenses paid	**3**	(38)
Reclassified to held for sale [1]	**(212)**	—
Acquisitions [2]	**—**	153
Benefit obligation at end of year	**$ 575**	$ 760
Change in Plan Assets		
Fair value at beginning of year	**$ 451**	$ 591
Actual return on plan assets	**39**	(170)
Company contributions	**33**	16
Benefits paid	**(25)**	(21)
Settlements	**(24)**	(7)
Other, including expenses paid	**2**	(18)
Reclassified to held for sale [1]	**(8)**	—
Acquisitions [2]	**—**	60
Fair value of assets end of year	**$ 468**	$ 451
Funded status of plans	**$(107)**	$(309)
Amounts included in the balance sheet:		
Other non-current assets	**$ 32**	$ 25
Accrued compensation and benefits	**(12)**	(18)
Post-employment and other benefit liabilities	**(127)**	(316)
Net amount recognized	**$(107)**	$(309)

[1] See Note 20 – Divestitures for additional information.
[2] See Note 19 – Acquisitions for additional information.

The change in funded status was primarily driven by the presentation of the Company's CCR business as held for sale. In addition, the discount rates for our significant pension plans in Germany and the U.S. decreased over the measurement period, resulting in higher benefit obligations.

The pretax amounts recognized in *Accumulated other comprehensive (income) loss* are:

(In millions)	Prior Service Cost (Benefit)	Net Actuarial (Gain) Loss	Total
As of December 31, 2022	$11	$ 93	$104
Current year changes recorded in AOCI	—	20	20
Amortization reclassified to earnings	(2)	1	(1)
Settlement/curtailment reclassified to earnings	(3)	1	(2)
Currency translation and other	—	5	5
As of December 31, 2023	**$ 6**	**$120**	**$126**

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(In millions)	2023	2022
Projected benefit obligation	**$378**	$564
Accumulated benefit obligation	**$362**	$538
Fair value of plan assets	**$239**	$230

Information for pension plans with projected benefit obligations in excess of plan assets:

(In millions)	2023	2022
Projected benefit obligation	**$378**	$564
Accumulated benefit obligation	**$362**	$538
Fair value of plan assets	**$239**	$230

The accumulated benefit obligation for all defined benefit plans was $0.6 billion and $0.7 billion as of December 31, 2023 and 2022, respectively.

Pension benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

(In millions)	
2024	$ 31
2025	$ 33
2026	$ 37
2027	$ 42
2028	$ 38
2029 through 2033	$201

For the years ended December 31, 2023, 2022 and 2021, the Company made $33 million, $16 million and $47 million, respectively, of cash contributions to its defined benefit pension plans. The Company expects to make total contributions of approximately $5 million to its defined benefit pension plans in 2024.

The components of net periodic pension expense (benefit) for the defined benefit pension plans are as follows:

(In millions)	2023	2022	2021
Service cost	$15	$ 20	$ 27
Interest cost	31	18	37
Expected return on plan assets	(32)	(27)	(145)
Amortization of prior service cost	3	2	2
Recognized actuarial net loss	(2)	9	32
Net settlement, curtailment and special termination benefit loss	1	2	13
Net periodic pension expense (benefit)	**$16**	**$ 24**	**$ (34)**

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Costs		
	2023	2022	2023	2022	2021
Discount rate					
Projected benefit obligation	4.3%	4.2%	4.2%	2.1%	1.4%
Interest cost [1]	—%	—%	4.1%	1.9%	1.2%
Service cost [1]	—%	—%	4.5%	2.8%	2.1%
Salary scale	2.2%	2.4%	2.4%	3.1%	2.8%
Expected return on plan assets	—%	—%	5.7%	5.0%	4.6%

[1] The 2023 and 2022 discount rates used to measure the service cost and interest cost applies to the significant plans of the Company. The projected benefit obligation discount rate is used for the service cost and interest cost measurements for non-significant plans.

The expected long-term rate of return on plan assets is determined by considering the relative weighting of plan assets, the historical performance of total plan assets, individual asset classes, economic and other indicators of future performance. Return projections are assessed for reasonableness using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The Company's investment objective is to provide liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of approximately 30% of growth seeking assets and 70% of income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers.

The growth seeking allocation consists of global public equities in developed and emerging countries and alternative asset class strategies. The income generating assets primarily consist of government and broadly diversified high quality corporate bonds. In addition, the Company's investment strategies seek to reduce interest rate risk and have incorporated liability hedging programs as part of the long-term investment strategy. Under this objective, the income generating and hedging assets typically increase as the plans' funded status improves. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

The fair values of pension plan assets by asset category are as follows:

(In millions)	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Not Subject to Leveling	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)		
Public Equities:					
Global Equities	$—	$ 26	$—	$ —	$ 26
Global Equity Funds at net asset value [1]	—	—	—	125	125
Fixed Income Securities:					
Governments	—	40	—	23	63
Corporate Bonds	—	44	—	—	44
Fixed Income Securities [2]	—	9	—	172	181
Real Estate [3]	—	1	—	—	1
Other [4][5]	—	10	—	—	10
Cash & Cash Equivalents [2][6]	—	13	—	3	16
Subtotal	$—	$143	$—	$323	$466
Other assets and liabilities [7]					2
Total as of December 31, 2023					**$468**

(In millions)	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Not Subject to Leveling	Total
Asset Category	(Level 1)	(Level 2)	(Level 3)		
Public Equities:					
Global Equities	$—	$ 27	$—	$ —	$ 27
Global Equity Funds at net asset value [1]	—	—	—	119	119
Fixed Income Securities:					
Governments	—	35	—	24	59
Corporate Bonds	—	45	—	—	45
Fixed Income Securities [2]	—	11	—	156	167
Real Estate [3]	—	1	—	—	1
Other [4][5]	—	8	—	—	8
Cash & Cash Equivalents [2][6]	—	25	—	1	26
Subtotal	$—	$152	$—	$300	$452
Other assets and liabilities [7]					(1)
Total as of December 31, 2022					**$451**

[1] Represents commingled funds that invest primarily in common stocks.

[2] In accordance with ASU 2015-07, *Fair Value Measurement (Topic 820)*, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension plan assets.

[3] Represents investments in real estate, including commingled funds and directly held properties.

[4] Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

[5] Includes fixed income repurchase agreements entered into for purposes of pension asset and liability matching.

[6] Represents short-term commercial paper, bonds and other cash or cash-like instruments.

[7] Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of fixed income repurchase agreements, interest rate swaps, total return swaps and currency forward contracts.

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, whereby observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, including broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

Multiemployer Benefit Plans

The Company contributes to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from those of single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The Company's contributions to these plans for the years ended December 31, 2023 and 2022 was $15 million and $15 million, respectively.

Employee Savings Plans

The Company sponsors various employee savings plans. Employer contributions are determined based on criteria specific to each plan and were $125 million, $123 million and $115 million for the year ended December 31, 2023, 2022 and 2021, respectively.

Note 11: Product Warranties

In the ordinary course of business, the Company provides standard warranty coverage on its products. Provisions for these amounts are established at the time of sale and estimated primarily based on product warranty terms and historical claims experience. In addition, the Company incurs discretionary costs to service its products in connection with specific product performance issues. Provisions for these amounts are established when they are known and estimable. The Company assesses the adequacy of its initial provisions and will make adjustments as necessary based on known or anticipated claims or as new information

becomes available that suggests it is probable that future costs will be different than estimated amounts. Amounts associated with these provisions are classified on the accompanying Consolidated Balance Sheet as *Accrued liabilities* or *Other long-term liabilities* based on their anticipated settlement date.

The changes in the carrying amount of warranty related provisions are as follows:

(In millions)	2023	2022
Balance as of January 1,	$551	$524
Warranties, performance guarantees issued and changes in estimated liability	237	184
Settlements made	(194)	(171)
Other	(13)	14
Reclassified to held for sale [1]	(13)	—
Balance as of December 31,	**$568**	$551

[1] See Note 20 - Divestitures for additional information.

Note 12: Equity

The authorized number of shares of common stock of Carrier is 4,000,000,000 shares of $0.01 par value. As of December 31, 2023 and December 31, 2022, 883,068,393 and 876,487,480 shares of common stock were issued, respectively, which includes 43,490,981 and 42,103,995 shares of treasury stock, respectively.

Share Repurchase Program

The Company may purchase its outstanding common stock from time to time subject to market conditions and at the Company's discretion. Repurchases occur in the open market or through one or more other public or private transactions pursuant to plans complying with Rules 10b5-1 and 10b-18 under the Exchange Act. Shares acquired are recognized at cost and presented separately on the balance sheet as a reduction to *Equity*. Since the initial authorization in February 2021, the Company's Board of Directors authorized the repurchase of up to $4.1 billion of the Company's outstanding common stock.

As of December 31, 2023, the Company repurchased 43.5 million shares of common stock for an aggregate purchase price of $2.0 billion, which includes shares repurchased under an accelerated share repurchase agreement. As a result, the Company has approximately $2.1 billion remaining under the current authorization at December 31, 2023. Upon announcement of the proposed acquisition of the VCS Business, the Company temporarily paused its share repurchase program in order to advance its capital allocation strategy. As a result, there is no share repurchase activity to report for the fourth quarter of 2023.

Accumulated Other Comprehensive Income (Loss)

A summary of changes in the components of *Accumulated other comprehensive income (loss)* is as follows:

(In millions)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Unrealized Hedging Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
Balance as of January 1, 2021	$ (191)	$(554)	$ —	$ (745)
Other comprehensive income (loss) before reclassifications, net	(322)	53	—	(269)
Amounts reclassified, pre-tax	8	34	—	42
Tax benefit reclassified	—	(17)	—	(17)
Balance as of December 31, 2021	$ (505)	$(484)	$ —	$ (989)
Other comprehensive income (loss) before reclassifications, net	(525)	63	—	(462)
Amounts reclassified, pre-tax	—	11	—	11
Tax benefit reclassified	—	(3)	—	(3)
Chubb divestiture	(574)	329	—	(245)
Balance as of December 31, 2022	$ (1,604)	$ (84)	$ —	$(1,688)
Other comprehensive income (loss) before reclassifications, net	160	(17)	58	201
Amounts reclassified, pre-tax	—	1	—	1
Balance as of December 31, 2023	**$(1,444)**	**$(100)**	**$58**	**$(1,486)**

Note 13: Revenue Recognition

The Company accounts for revenue in accordance with ASC 606: *Revenue from Contracts with Customers*. Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of the Company's performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of the Company's performance obligations are recognized over time as the customer simultaneously obtains control as the Company performs work under a contract, or if the product being produced for the customer has no alternative use and the Company has a contractual right to payment.

Performance Obligations

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. Some of the Company's contracts with customers contain a single performance obligation, while others contain multiple performance obligations

most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to each distinct performance obligation. Revenue is recognized when or as the performance obligation is satisfied. When there are multiple performance obligations within a contract, the Company allocates the transaction price to each performance obligation based on its relative stand-alone selling price.

The Company primarily generates revenue from the sale of products to customers and recognizes revenue at a point in time when control transfers to the customer. Transfer of control is generally based on the shipping terms of the contract. In addition, the Company recognizes revenue on an over-time basis on installation and service contracts. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include direct costs such as labor, materials and subcontractors' costs and where applicable, indirect costs.

Segment sales disaggregated by product and service are as follows:

(In millions)	2023	2022	2021
Sales Type			
Product	**$13,313**	$11,882	$ 9,985
Service	**1,826**	1,526	1,405
HVAC sales	**15,139**	13,408	11,390
Product	**3,352**	3,432	3,653
Service	**466**	451	474
Refrigeration sales	**3,818**	3,883	4,127
Product	**3,384**	3,372	3,985
Service	**249**	198	1,530
Fire & Security sales	**3,633**	3,570	5,515
Total segment sales	**22,590**	20,861	21,032
Eliminations and other	**(492)**	(440)	(419)
Consolidated	**$22,098**	$20,421	$20,613

The transaction price allocated to performance obligations reflects the Company's expectations about the consideration it will be entitled to receive from a customer. The Company includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, the Company customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional pricing for products. The Company accounts for estimated incentive payments as a reduction in sales at the time a sale is recognized.

Contract Balances

Total contract assets and liabilities consisted of the following:

(In millions)	2023	2022
Contract assets, current	**$ 306**	$537
Contract assets, non-current (included within *Other assets*)	**26**	6
Total contract assets	**332**	543
Contract liabilities, current	**(425)**	(449)
Contract liabilities, non-current (included within *Other long-term liabilities*)	**(160)**	(174)
Total contract liabilities	**(585)**	(623)
Net contract assets (liabilities)	**$(253)**	$ (80)

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities. Contract assets relate to the conditional right to consideration for any completed performance under a contract when costs are incurred in excess of billings under the percentage-of-completion methodology. Contract liabilities relate to payments received in advance of performance under a contract or when the Company has a right to consideration that is conditioned upon transfer of a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract.

The Company recognized revenue of $347 million for the year ended December 31, 2023 that was related to contract liabilities as of January 1, 2023. The Company expects a majority of its contract liabilities at the end of the period to be recognized as revenue over the next 12 months. There were no individually significant customers with sales exceeding 10% of total sales for the years ended December 31, 2023, 2022 and 2021.

Note 14: Stock-Based Compensation

The Company accounts for stock-based compensation plans in accordance with ASC 718, *Compensation - Stock Compensation*, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured at the date of grant and is generally not adjusted for subsequent changes. The Company's stock-based compensation plans include programs for stock appreciation rights, restricted stock and performance share units.

Stock Options and Appreciation Rights

Eligible participants may receive stock options or stock appreciation rights as part of the Company's long-term incentive program. The fair value of each instrument is determined as of the date of grant using a binomial lattice model and expensed on a straight-line basis over the required service period, which is generally a three-year vesting period. However, in the event of retirement, awards held for at least one year may vest and become exercisable (if applicable), subject to certain terms and conditions.

The following table summarizes fair value information for stock options and stock appreciation rights:

	2023[1]	2022[1]	2021[1]
Stock options and stock appreciation rights weighted-average fair value per award	$11.64	$10.68	$10.13
Assumptions:			
Volatility	30.9%	30.8% to 31.3%	31.6% to 34.1%
Expected term (in years)	5.8	6.1	6.6
Expected dividend yield	1.8%	1.5%	1.5%
Range of risk-free rates	3.6%	1.7% to 3.0%	0.7% to 1.4%

[1] Carrier has limited historical trading data and used peer group data to estimate expected volatility for the 2023, 2022 and 2021 awards.

The Company used historical employee data, including data prior to the Separation and the Distribution, to estimate expected term. The expected dividend yield is consistent with management's expectations. The risk-free rate is based on the term structure of interest rates at the time the awards were granted.

Changes in stock options and stock appreciation rights outstanding were as follows:

	Shares Subject to Option (in thousands)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Life (in years)
As of December 31, 2020	36,732	$19.91		
Granted	3,194	$38.92		
Exercised	(5,934)	$17.59		
Cancelled	(1,551)	$23.98		
As of December 31, 2021	32,441	$22.02		
Granted	2,715	$47.72		
Exercised	(3,495)	$17.76		
Cancelled	(883)	$30.33		
As of December 31, 2022	30,778	$24.53		
Granted	3,494	$46.13		
Exercised	(8,432)	$20.48		
Cancelled	(769)	$42.94		
Outstanding as of December 31, 2023	**25,071**	**$28.34**	**$730**	**5.8**
Exercisable as of December 31, 2023	**17,662**	**$22.05**	**$625**	**4.8**

Restricted Stock Units

Eligible participants may receive restricted stock units ("RSU") as part of the Company's long-term incentive program. The fair value of restricted stock units are based on the closing market price of the Company's common stock on the date of grant and expensed on a straight-line basis over the required service period (which is generally a three-year vesting period). However, in the event of retirement, awards held for at least one year may vest and become exercisable (if applicable), subject to certain terms and conditions. Dividends accrue during the vesting period and are paid in shares of the Company's common stock.

Changes in restricted stock units were as follows:

	RSUs (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of December 31, 2020	5,574	$21.57
Granted	286	$46.49
Vested	(2,168)	$21.45
Cancelled	(122)	$25.39
Outstanding and unvested as of December 31, 2021	3,570	$23.33
Granted	555	$41.88
Vested	(1,915)	$20.85
Cancelled	(143)	$32.92
Outstanding and unvested as of December 31, 2022	2,067	$29.87
Granted	577	$45.71
Vested	(1,140)	$26.09
Cancelled	(161)	$35.09
Outstanding and unvested as of December 31, 2023	**1,343**	**$39.22**

Changes in PSUs were as follows:

	PSUs (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of December 31, 2020	772	$18.46
Granted	821	$41.48
Vested	(20)	$23.72
Forfeited	(152)	$27.28
Outstanding and unvested as of December 31, 2021	1,421	$30.75
Granted	653	$46.93
Vested	(5)	$41.81
Forfeited	(139)	$35.45
Outstanding and unvested as of December 31, 2022	1,930	$35.86
Granted	902	$47.93
Vested	(607)	$18.23
Forfeited	(183)	$46.52
Outstanding and unvested as of December 31, 2023	**2,042**	**$45.47**

Performance Share Units

The Company has a performance share program for key employees whereby awards are provided in the form of performance share units ("PSU") based on performance against pre-established objectives. The annual target level is expressed as shares of the Company's common stock based on the fair value of its stock on the date of grant. Awards are earned over a three-year performance period based equally on a performance condition, measured by the compound annual growth rate of the Company's earnings per share and on a market condition, measured by the Company's relative total shareowner return compared to the total shareowner return of a subset of industrial companies in the S&P 500 Index. The fair value of the market condition is estimated using a Monte Carlo simulation approach. The fair value of the PSU awards are expensed over the required service period, which is generally a three-year vesting period. In the event of retirement, performance share units held for at least one year remain eligible to vest based on actual performance relative to pre-established metrics. Dividends do not accrue on the performance share units during the performance period.

Compensation Expense

Stock-based compensation expense, net of estimated forfeitures, is included in Cost of products sold, *Selling, general and administrative* and *Research and development*, in the accompanying Consolidated Statement of Operations.

Stock-based compensation cost by award type are as follows:

(In millions)	2023	2022	2021
Equity compensation costs – equity settled	$81	$77	$92
Equity compensation costs – cash settled [1]	3	(15)	19
Total stock-based compensation cost	**$84**	**$62**	**$111**
Income tax benefit	**$11**	**$9**	**$13**

[1] The cash settled awards are classified as liability awards and are measured at fair value at each balance sheet date.

As of December 31, 2023 and 2022, there were $76 million and $64 million of unrecognized stock-based compensation costs related to non-vested awards granted under the plan, respectively, which will be recognized ratably over the awards weighted-average remaining vesting period of 2 years.

Note 15: Restructuring Costs

The Company incurs costs associated with restructuring initiatives intended to improve operating performance, profitability and working capital levels. Actions associated with these initiatives may include improving productivity, workforce reductions and the consolidation of facilities. Due to the size, nature and frequency of these discrete plans, they are fundamentally different from the Company's ongoing productivity initiatives.

The Company recorded net pre-tax restructuring costs for new and ongoing restructuring actions as follows:

(In millions)	2023	2022	2021
HVAC	$44	$ 8	$33
Refrigeration	21	10	25
Fire & Security	22	11	26
Total Segment	87	29	84
General corporate expenses	10	2	5
Total restructuring costs	$97	$31	$89
Cost of sales	$18	$ 9	$28
Selling, general and administrative	79	22	60
Other income (expense), net	—	—	1
Total restructuring costs	$97	$31	$89

The following table summarizes changes in the restructuring reserve, included in *Accrued liabilities* on the accompanying Consolidated Balance Sheet:

(In millions)	2023	2022
Balance as of January 1,	$ 24	$ 54
Net pre-tax restructuring costs	97	31
Utilization, foreign exchange and other	(58)	(61)
Reclassified to held for sale [1]	(8)	—
Balance as of December 31,	$ 55	$ 24

[1] See Note 20 - Divestitures for additional information.

As of December 31, 2023, the Company had $55 million accrued for costs associated with its announced restructuring initiatives. The balance relates to cost reduction efforts, primarily severance, across each of the Company's segments. In addition, reserves associated with the Company's planned portfolio transformation were established during the year, all of which are expected to be paid within 12 months.

Note 16: Other Income (Expense), Net

Other income (expense), net consisted of the following:

(In millions)	2023	2022	2021
Impairment charge on minority-owned joint venture investments	$ —	$ —	$ (2)
Viessmann-related hedges	(96)	—	—
KFI deconsolidation	(297)	—	—
TCC acquisition-related gain	(8)	705	—
Chubb gain	—	1,105	—
Other	17	30	41
Other income (expense), net	$(384)	$1,840	$39

Other income (expense), net primarily includes the impact of gains and losses related to the sale of businesses or interests in equity method investments, foreign currency gains and losses on transactions that are denominated in a currency other than the entity's functional currency and hedging-related activities. In connection with the proposed acquisition of the VCS Business, the Company recognized a $96 million loss during the year ended December 31, 2023 on the mark-to-market valuation of our window forward contracts associated with the expected cash outflows of the Euro-denominated purchase price. In addition, the Company recognized a loss of $297 million on the deconsolidation of KFI due to its Chapter 11 filing.

In connection with the TCC acquisition, the carrying value of the Company's previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, the Company recognized a $697 million non-cash gain associated with the increase in our ownership interest. In addition, the Company completed the Chubb Sale and recognized a net gain on the sale of $1.1 billion during the twelve months ended December 31, 2022.

Note 17: Income Taxes

Income Before Income Taxes

The sources of *Income from operations before income taxes* are as follows:

(In millions)	2023	2022	2021
United States	$1,311	$1,876	$1,528
Foreign	773	2,416	872
Total	$2,084	$4,292	$2,400

Provision for Income Taxes

The income tax expense (benefit) consisted of the following components:

(In millions)	2023	2022	2021
Current:			
United States:			
Federal	**$ 412**	$ 453	$ 336
State	**124**	120	83
Foreign	**341**	259	354
	877	832	773
Future:			
United States:			
Federal	**(138)**	(23)	(125)
State	**(33)**	(29)	(14)
Foreign	**(62)**	(72)	65
	(233)	(124)	(74)
Income tax expense	**$ 644**	$ 708	$ 699

Reconciliation of Effective Income Tax Rate

The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

	2023	2022	2021
Statutory U.S. federal income tax rate	**21.0%**	21.0%	21.0%
State income tax	**2.7**	1.5	1.9
Taxes on international activities	**6.3**	(1.0)	7.2
TCC acquisition impact	**—**	(4.2)	—
Other	**0.9**	(0.8)	(1.0)
Effective income tax rate	**30.9%**	16.5%	29.1%

The effective tax rate for the year ended December 31, 2023 was higher than the Company's statutory U.S. federal income tax rate. The increase was primarily driven by a net tax charge of $90 million relating to the re-organization and disentanglement of CCR and certain Fire & Security industrial businesses in advance of the planned divestitures and a deferred tax charge of $65 million related to basis differences in certain companies presented as held-for-sale. In addition, the effective tax rate was impacted by the recognition of a deferred tax liability for withholding tax of $33 million on repatriated foreign earnings, non-deductible divestiture-related costs and a non-deductible loss of $96 million on the mark-to-market valuation of the Company's window forward contracts associated with the expected cash outflows of the Euro-denominated purchase price of the VCS Business. The unfavorable impact of the above items is partially offset by a $53 million tax benefit recorded from the announced KFI bankruptcy and deconsolidation and $49 million of foreign tax credits generated and utilized in 2023.

The effective tax rate for the year ended December 31, 2022 was lower than the Company's statutory U.S. federal income tax rate. The decrease was driven by a lower effective tax rate on the $705 million non-cash gain resulting from the recognition of the Company's previously held TCC equity investments at fair value upon acquisition of TCC, a lower effective tax rate on the $1.1 billion Chubb gain and $45 million of foreign tax credits generated and utilized in the current year.

The effective tax rate for the year ended December 31, 2021 was higher than the Company's statutory U.S. federal income tax rate. The increase was driven by a net tax charge of $157 million primarily relating to the re-organization and disentanglement of certain Chubb subsidiaries executed in advance of the planned divestiture of the Chubb business and a $43 million deferred tax charge associated with a tax rate increase in the United Kingdom enacted on June 10, 2021 with an effective date of April 2023. These amounts were partially offset by the recognition of a favorable tax adjustment of $70 million due to foreign tax credits generated and expected to be utilized in the current year and $21 million resulting from the re-organization of a German subsidiary.

Deferred Tax Assets and Liabilities

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and GAAP purposes. These amounts consist of the tax effects of differences between tax and GAAP that are expected to be reversed in the future and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Consolidated Balance Sheet.

The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables as of December 31, 2023 and 2022 are as follows:

(In millions)	2023	2022
Future income tax benefits:		
Insurance and employee benefits	**$ 158**	$ 161
Other assets basis differences	**420**	284
Other liabilities basis differences	**547**	571
Tax loss carryforwards	**185**	177
Tax credit carryforwards	**1,333**	29
Valuation allowances	**(1,399)**	(100)
Future income tax benefit	**$ 1,244**	$1,122
Future income tax payables:		
Goodwill and intangible assets	**$ (412)**	$ (449)
Other asset basis differences	**(388)**	(395)
Future income tax payables	**$ (800)**	$ (844)

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards and certain foreign temporary differences to reduce future income tax benefits to expected realizable amounts. As of December 31, 2023, future income tax benefits and future income tax payables exclude a net liability of $9 million classified as held for sale. See Note 20 - Divestitures for additional information.

Changes to valuation allowances consisted of the following:

(In millions)	
Balance as of January 1, 2021	$ 231
Additions charged to income tax expense	32
Reduction credited to income tax expense	(22)
Other adjustments	(41)
Reclassified to held for sale	(110)
Balance at December 31, 2021	$ 90
Additions charged to income tax expense	18
Reduction credited to income tax expense	(22)
Other adjustments	14
Balance at December 31, 2022	$ 100
Additions charged to income tax expense	27
Reduction credited to income tax expense	(22)
Other adjustments[1]	1,303
Reclassified to held for sale	(9)
Balance as of December 31, 2023	**$1,399**

[1] See discussion below regarding the Swiss tax credit

Tax Credit and Loss Carryforwards

As of December 31, 2023, tax credit carryforwards and tax loss carryforwards were as follows:

(In millions)	Tax Loss Carryforwards	Tax Credit Carryforwards
Expiration period:		
2024-2028	$ 70	$ 28
2029-2033	96	1,289
2034-2043	96	—
Indefinite	574	16
Total	**$836**	**$1,333**

The Company assesses the realizability of its deferred tax assets on a quarterly basis through an analysis of potential sources of future taxable income, including prior year taxable income available to absorb a carryback of tax losses, reversals of existing taxable temporary differences, tax planning strategies and forecasts of taxable income. The Company considers all negative and positive evidence, including the weight of the evidence, to determine if valuation allowances against deferred tax assets are required. The Company maintains valuation allowances against certain deferred tax assets.

In conjunction with the announced portfolio transformation, the Company is implementing changes to its corporate structure,

including intra-entity transfers of certain intellectual property to a subsidiary in Switzerland. During 2024, the Company will begin transferring certain intellectual property from wholly-owned legal entities to the Swiss subsidiary. During the three months ended December 31, 2023, the Company's Swiss subsidiary was granted a tax credit of approximately $1.3 billion that is immediately available to offset cantonal income tax liability over a ten-year period. As the Company is in the preliminary stages of the reorganization, a full valuation allowance was recorded against this tax credit. As operations in the Swiss subsidiary expand in future years it will be necessary to reassess the estimated realizable tax benefit associated with the tax credit.

Unrecognized Tax Benefits

As of December 31, 2023, the Company had unrecognized tax benefits of $382 million, all of which, if recognized, would impact its effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and related interest expense is as follows:

(In millions)	2023	2022	2021
Balance at beginning of period	**$291**	$251	$162
Additions for tax positions related to the current year	**37**	34	86
Additions for tax positions of prior years [1]	**81**	32	24
Reductions for tax positions of prior years	**—**	(13)	(1)
Settlements	**(27)**	(13)	(18)
Reclassified to held for sale	**—**	—	(2)
Balance at end of period	**$382**	$291	$251
Gross interest expense related to unrecognized tax benefits	**$ 18**	$ 16	$ 8
Total accrued interest balance at end of period	**$ 64**	$ 48	$ 35

[1] Includes $73 million during the year ended December 31, 2023 and $14 million during the year ended December 31, 2021 related to acquisitions.

The Company conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in the U.S. federal, various state and foreign jurisdictions. In certain jurisdictions, the Company's operations were included in UTC's combined tax returns for the periods through the Separation and the Distribution. The IRS commenced an audit of UTC's tax years 2017 and 2018 in the second quarter of 2020 and this audit is expected to conclude in 2024. However, the Company expects that certain of the IRS proposed adjustments will be disputed at the Appeals Division of the IRS. The U.S. Federal statute of limitations for UTC's tax year 2019 expired during the three months ended December 31, 2023. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including the U.S., Australia, Belgium, Canada, China, Czech Republic, France, Germany, Hong Kong, India, Italy, Japan, Mexico, the Netherlands, Singapore, Thailand, and the United Kingdom. The Company is no longer subject to U.S. federal income tax examination for years prior to 2017 and, with few exceptions, is no longer subject to U.S. state and local and foreign income tax examinations for tax years before 2013.

In the ordinary course of business, there is inherent uncertainty in quantifying the Company's income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. The Company believes that it is reasonably possible that a net decrease in unrecognized tax benefits of $60 million to $80 million may occur within 12 months as a result of additional uncertain tax positions, the revaluation of uncertain tax positions arising from examinations, appeals, court decisions or the closure of tax statutes.

In October 2021, the Organization for Economic Co-operation and Development ("OECD")/G20 finalized the significant components of a two-pillar global tax reform plan, which has now been agreed to by the majority of OECD members. Pillar One allows countries to reallocate amongst other taxing jurisdictions a portion of residual profits earned by multinational enterprises ("MNE"), with annual global revenue exceeding €20 billion and a profit margin over 10%. The adoption of Pillar One and its potential effective date remain uncertain. Pillar Two requires MNEs with annual global revenue exceeding €750 million to pay a global minimum tax of 15%. The Company does not currently expect the impact of Pillar Two to be material to its effective tax rate, but the impact may be modified as legislation is adopted.

As a result of the Tax Cuts and Jobs Act ("TCJA"), the Company no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. As such, the Company has recorded tax liabilities associated with the future remittance of these earnings. For the remainder of the Company's undistributed international earnings, unless it becomes tax effective to repatriate, the Company intends to continue to permanently reinvest these earnings. As of December 31, 2023, such undistributed earnings were approximately $10 billion, excluding other comprehensive income amounts. It is not practicable to estimate the amount of tax that might be payable on the remaining amounts. In addition, the TCJA subjects the Company to a tax on global intangible low-taxed income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations which the Company has elected to account for as a period cost.

Note 18: Earnings Per Share

Earnings per share is computed by dividing *Net income attributable to common shareowners* by the weighted-average number of shares of common stock outstanding during the period (excluding treasury stock). Diluted earnings per share is computed by giving effect to all potentially dilutive stock awards that are outstanding. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards, including stock appreciation rights and stock options, when the effect of the potential exercise would be anti-dilutive.

The following table summarizes the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations:

(In millions, except per share amounts)	2023	2022	2021
Net income attributable to common shareowners	$1,349	$3,534	$1,664
Basic weighted-average number of shares outstanding	837.3	843.4	867.7
Stock awards and equity units (share equivalent)	15.7	17.8	22.6
Diluted weighted-average number of shares outstanding	853.0	861.2	890.3
Antidilutive shares excluded from computation of diluted earnings per share	2.0	2.9	0.1
Earnings Per Share			
Basic	$ 1.61	$ 4.19	$ 1.92
Diluted	$ 1.58	$ 4.10	$ 1.87

Note 19: Acquisitions

During the year ended December 31, 2023, the Company acquired consolidated and minority-owned businesses. The aggregate cash paid, net of cash acquired, totaled $84 million. Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805. As a result, the aggregate purchase price has been allocated to assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition. The excess purchase price over the estimated fair value of net assets acquired is recognized as goodwill.

Toshiba Carrier Corporation

On February 6, 2022, the Company entered into a binding agreement to acquire a majority ownership interest in TCC for $920 million. TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation, designs and manufactures flexible, energy-efficient and high-performance VRF and light commercial HVAC systems as well as commercial products, compressors and heat pumps. The acquisition included all of TCC's advanced research and development centers and global manufacturing operations, product pipeline and the long-term use of Toshiba's iconic brand. The acquisition was completed on August 1, 2022 and funded through the Japanese Term Loan Facility and cash on hand. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC.

The allocation of the purchase price is as follows:

(In millions)	August 1, 2022
Cash and cash equivalents	$ 462
Accounts receivable	428
Inventories	373
Other assets, current	54
Fixed assets	330
Intangible assets	965
Goodwill	876
Other assets	299
Accounts payable	(412)
Accrued liabilities	(445)
Contract liabilities, current	(21)
Other long-term liabilities	(569)
Net assets acquired	$ 2,340
Less: Fair value of non-controlling interests	(22)
Less: Fair value of previously held TCC equity investments	(1,398)
Total cash consideration	**$ 920**

The excess purchase price over the estimated fair value of the net assets acquired was recognized as goodwill and totaled $876 million, which is not deductible for tax purposes. Accounts receivable and current liabilities were stated at their historical carrying value, which approximates fair value given the short-term nature of these assets and liabilities. The estimate of fair value for inventory and fixed assets was based on an assessment of the acquired assets' condition as well as an evaluation of the current market value of such assets. The sale agreement included several customary provisions to settle working capital and other transaction-related items as of the date of sale. During 2022, the parties finalized these amounts in accordance with the terms of the sale agreement and the Company paid an additional $41 million to Toshiba Corporation in 2023. In addition, the parties finalized amounts related to pension funding levels during 2023 which resulted in the Company receiving $12 million from Toshiba Corporation.

The Company recorded intangible assets based on its estimate of fair value which consisted of the following:

(In millions)	Estimated Useful Life (in years)	Intangible Assets Acquired
Customer relationships	23	$497
Technology	7	220
Trademark	26	180
Backlog	1	60
Land use rights	45	8
Total intangible assets acquired		**$965**

The valuation of intangible assets was determined using an income approach methodology including the multi-period excess earnings method and the relief from royalty method. Key assumptions used in estimating future cash flows included projected revenue growth rates, EBIT margins, discount rates, customer attrition rates and royalty rates among others. The projected future cash flows are discounted to present value using an appropriate discount rate. The Company finalized the process of allocating the purchase price and valuing the acquired assets and liabilities during the year ended December 31, 2023.

The Company previously accounted for its minority ownership in TCC under the equity method of accounting. In connection with the transaction, the carrying value of the Company's previously held TCC equity investments were recognized at fair value at the date of acquisition using an income approach methodology. As a result, the Company recognized a $697 million non-cash gain within *Other income (expense), net* on the accompanying Consolidated Statement of Operations. In addition, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within the Company's HVAC segment. The Company incurred $29 million of acquisition-related costs during 2022 which are included within *Selling, general and administrative* on the accompanying Consolidated Statement of Operations. The Company has not included pro forma financial information required under ASC 805 as the pro forma impact was not deemed significant.

Announced Acquisition

On April 25, 2023, the Company announced that it entered into an Agreement to acquire the VCS Business, a privately-held company. The VCS Business develops intelligent, integrated and sustainable technologies, including heat pumps, boilers, photovoltaic systems, home battery storage and digital solutions, primarily for residential customers in Europe. Under the terms of the Agreement, 20% of the purchase price was to be paid in Carrier common stock, issued directly to Viessmann and subject to long-term lock-up provisions and 80% was to be paid in cash, subject to working capital and other adjustments. The acquisition was completed on January 2, 2024. See Note 25 – Subsequent Events for additional information.

On April 25, 2023, the Company entered into commitment letters with JPMorgan Chase Bank, N.A., BofA Securities, Inc. and Bank of America, N.A. to provide a €8.2 billion aggregate principal, senior unsecured bridge term loan facility (the "Bridge Loan"). The Company capitalized $48 million of deferred financing costs associated with the Bridge Loan which are being amortized over the commitment period. In May 2023, the aggregate principal amount of the Bridge Loan was reduced by €2.3 billion upon entering into a senior unsecured delayed draw term loan credit agreement. As a result, the Company accelerated the amortization on $10 million of deferred financing costs in *Interest expense*. In November 2023, the aggregate principle amount of the Bridge Loan was reduced by €5.4 billion upon the issuance of the USD

Notes and the Euro Notes. As a result, the Company accelerated the amortization on $15 million of deferred financing costs in *Interest expense*.

On May 19, 2023, the Company entered into a senior unsecured delayed draw term loan credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and certain other lenders that permits aggregate borrowings of up to €2.3 billion (the "Delayed Draw Facility"). The Company capitalized $4 million of deferred financing costs associated with the Delayed Draw Facility which will be amortized over the term once the facility is drawn upon. In addition, the Company entered into a 364-day, $500 million, senior unsecured revolving credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and certain other lenders (the "Revolver") on May 19, 2023. Proceeds from the Revolver became available upon closing the purchase of the VCS Business.

Note 20: Divestitures

Planned Portfolio Transformation

On April 25, 2023, the Company announced plans to exit its Fire & Security and Commercial Refrigeration businesses over the course of 2024. On December 7, 2023, the Company entered into a stock purchase agreement to sell its Access Solutions business to Honeywell International Inc. for an enterprise value of approximately $4.95 billion. Access Solutions, historically reported in the Company's Fire & Security segment, is a global supplier of physical security and digital access solutions supporting the hospitality, commercial, education and military markets. On December 12, 2023, the Company entered into a stock purchase agreement to sell the CCR business to Haier Group Corporation for an enterprise value of approximately $775 million. CCR, historically reported in the Company's Refrigeration segment, is a global supplier of turnkey solutions for commercial refrigeration systems and services, with a primary focus on serving food retail customers, cold storage facilities and warehouses. As a result, the assets and liabilities of both businesses are presented as held for sale in the accompanying Consolidated Balance Sheets as of December 31, 2023 and recorded at the lower of their carrying value or fair value less estimated cost to sell. Both transactions are expected to close in 2024 and are subject to customary closing conditions.

In addition, the net assets of the Company's Industrial Fire business met the criteria to be classified as held for sale during the fourth quarter of 2023. Industrial Fire, historically reported in the Company's Fire & Security segment, is a leading manufacturer of a full spectrum of fire detection and suppression solutions and services in critical high-hazard environments, including oil and gas, power generation, marine and offshore facilities, automotive, data centers and aircraft hangars. As a result, the assets and liabilities of the business are presented as held for sale in the accompanying Consolidated Balance Sheet as of December 31, 2023 and recorded at the lower of their carrying value or fair value less estimated cost to sell.

The following table summarizes assets and liabilities classified as held for sale:

(In millions)	Commercial Refrigeration	Access Solutions	Industrial Fire	Total
				December 31, 2023
Cash and cash equivalents	$131	$ 6	$ 20	$ 157
Accounts receivable, net	274	104	101	479
Inventories, net	84	31	65	180
Contract assets, current	98	2	42	142
Other assets, current	15	3	4	22
Fixed assets, net	78	13	22	113
Intangible assets, net	—	53	2	55
Goodwill	72	1,498	439	2,009
Operating lease right-of-use assets	49	13	28	90
Other assets	44	10	13	67
Total assets held for sale	**$845**	**$1,733**	**$736**	**$3,314**
Accounts payable	$129	$ 20	$ 39	$ 188
Accrued liabilities	181	21	55	257
Contract liabilities, current	23	53	22	98
Long-term debt, including current portion	8	—	—	8
Future pension and post-retirement obligations	203	—	1	204
Future income tax obligations	4	2	3	9
Operating lease liabilities	40	11	23	74
Other long-term liabilities	3	12	9	24
Total liabilities held for sale	**$591**	**$ 119**	**$152**	**$ 862**

Note 21: Segment Financial Data

The Company conducts its operations through three reportable operating segments: HVAC, Refrigeration and Fire & Security. In accordance with ASC 280 – *Segment Reporting*, the Company's segments maintain separate financial information for which results of operations are evaluated on a regular basis by the Company's Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. Inter-company sales between segments are immaterial.

- The HVAC segment provides products, controls, services and solutions to meet the heating, cooling and ventilation needs of residential and commercial customers while enhancing building performance, health, energy efficiency and sustainability.
- The Refrigeration segment includes transport refrigeration and monitoring products, services and digital solutions for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products.

- The Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help protect people and property.

The Company's customers are in both the public and private sectors and its businesses reflect extensive geographic diversification. Inter-company sales between segments are immaterial.

Net sales and Operating profit by segment are as follows:

		Net Sales			Operating Profit	
(In millions)	2023	2022	2021	2023	2022	2021
HVAC	$15,139	$13,408	$11,390	$2,275	$2,610	$1,738
Refrigeration	3,818	3,883	4,127	428	483	476
Fire & Security	3,633	3,570	5,515	209	1,630	662
Total segment	22,590	20,861	21,032	2,912	4,723	2,876
Eliminations and other	(492)	(440)	(419)	(275)	(80)	(96)
General corporate expenses	—	—	—	(341)	(128)	(135)
Consolidated	$22,098	$20,421	$20,613	$2,296	$4,515	$2,645

Total assets are not presented for each segment as they are not presented to or reviewed by the CODM. Segment assets in the following table represent *Accounts receivable, net, Contract assets, current* and *Inventories, net.* These assets are regularly reviewed by management and are therefore reported in the following table as segment assets. All other remaining assets and liabilities for all periods presented are managed on a company-wide basis.

	Segment Assets		Capital Expenditures			Depreciation & Amortization		
(In millions)	2023	2022	2023	2022	2021	2023	2022	2021
HVAC	$ 3,204	$3,191	$313	$232	$225	$413	$256	$186
Refrigeration	834	1,279	30	32	39	34	31	36
Fire & Security	940	1,492	33	40	49	54	58	83
Total Segment	4,978	5,962	376	304	313	501	345	305
Eliminations and other	26	48	93	49	31	41	35	33
Consolidated	$ 5,004	$6,010	$469	$353	$344	$542	$380	$338
Cash and cash equivalents	10,015	3,520						
Other assets, current	447	349						
Assets held for sale	3,314	—						
Total current assets	$18,780	$9,879						

Geographic External Sales

Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. With the exception of the U.S. as presented in the following table, there were no individually significant countries with sales exceeding 10% of total sales for the years ended December 31, 2023, 2022 and 2021.

(In millions)	External Sales			Long-Lived Assets	
	2023	2022	2021	**2023**	2022
United States Operations	**$12,205**	$11,797	$10,492	**$ 857**	$ 803
International Operations					
Europe	**4,729**	4,359	5,776	**497**	453
Asia Pacific	**4,352**	3,489	3,464	**543**	573
Other	**812**	776	881	**396**	412
Consolidated	**$22,098**	$20,421	$20,613	**$2,293**	$2,241

Note 22: Related Parties

Equity Method Investments

The Company sells products to and purchases products from unconsolidated entities accounted for under the equity method and, therefore, these entities are considered to be related parties. The Company has 26 directly owned unconsolidated domestic and foreign affiliates as of December 31, 2023, of which 97% of such investments are in its HVAC segment. The Company periodically reviews the carrying value of its equity method investments to determine if there has been an other-than-temporary decline in fair value.

Amounts attributable to equity method investees are as follows:

(In millions)	**2023**	2022	2021
Sales to equity method investees included in *Product sales*	**$2,920**	$2,845	$2,258
Purchases from equity method investees included in *Cost of products sold*	**$ 214**	$ 331	$ 357

The Company had receivables from and payables to equity method investees as follows:

(In millions)	**2023**	2022
Receivables from equity method investees included in *Accounts receivable, net*	**$231**	$154
Payables to equity method investees included in *Accounts payable*	**$ 44**	$ 44

The financial results of TCC are included in the Company's consolidated results since the acquisition date of August 1, 2022. Prior to the acquisition, the Company previously accounted for its minority ownership in TCC under the equity method of accounting. As a result, prior period results may not be comparable to the current period.

Summarized Financial Information. Pursuant to Rule 3-10 and Rule 4-08(g) of Regulation S-X under the Securities Act, the Company presents summarized financial information of the combined accounts of its non-consolidated joint ventures accounted for by the equity method.

Summarized unaudited financial information for equity method investments is as follows:

(In millions)	**2023**	2022
Current assets	**$11,432**	$10,621
Non-current assets	**1,834**	1,931
Total assets	**13,266**	12,552
Current liabilities	**(9,296)**	(8,631)
Non-current liabilities	**(190)**	(195)
Total liabilities	**(9,486)**	(8,826)
Total net equity of investees	**$ 3,780**	$ 3,726

(In millions)	**2023**	2022	2021
Net sales	**$16,180**	$11,524	$9,471
Gross profit	**$ 2,862**	$ 2,274	$1,907
Income from continuing operations	**$ 655**	$ 757	$ 650
Net income	**$ 655**	$ 757	$ 650

Note 23: Commitments and Contingent Liabilities

The Company is involved in various litigation, claims and administrative proceedings, including those related to environmental (including asbestos) and legal matters. In accordance with ASC 450, *Contingencies*, the Company records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These accruals are generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, the Company accrues the minimum amount. In addition, these estimates are reviewed periodically and adjusted to reflect additional information when it becomes available. The Company is unable to predict the final outcome of the following matters based on the information currently available, except as otherwise noted. However, the Company does not believe that the resolution of any of these matters will have a material adverse effect upon its results of operations or financial condition.

Environmental Matters

The Company's operations are subject to environmental regulation by various authorities. The Company has accrued for the costs of environmental remediation activities, including but not limited to, investigatory, remediation, operating and maintenance costs and performance guarantees. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to individual sites, including the technology required to remediate, current laws and regulations and prior remediation experience.

As of December 31, 2023 and 2022, the outstanding liability for environmental obligations are as follows:

(In millions)	2023	2022
Environmental reserves included in *Accrued liabilities*	$ 21	$ 24
Environmental reserves included in *Other long-term liabilities*	203	211
Total environmental reserves	**$224**	$235

For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of other parties to fulfill their obligations in establishing a provision for these costs. Accrued environmental liabilities are not reduced by potential insurance reimbursements and are undiscounted.

Asbestos Matters

The Company has been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos allegedly integrated into certain Carrier products or business premises. While the Company has never manufactured asbestos and no longer incorporates it into any currently-manufactured products, certain products that the Company no longer manufactures contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or have been covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate in any period.

The Company's asbestos liabilities and related insurance recoveries are as follows:

(In millions)	2023	2022
Asbestos liabilities included in *Accrued liabilities*	$ 15	$ 16
Asbestos liabilities included in *Other long-term liabilities*	206	212
Total asbestos liabilities	**$221**	$228
Asbestos-related recoveries included in *Other assets, current*	$ 5	$ 5
Asbestos-related recoveries included in *Other assets*	88	90
Total asbestos-related recoveries	**$ 93**	$ 95

The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that the Company believes are reasonable and are made with input from outside actuarial experts. These amounts are undiscounted and exclude the Company's legal fees to defend the asbestos claims, which are expensed as incurred. In addition, the Company has recorded insurance recovery receivables for probable asbestos-related recoveries.

UTC Equity Awards Conversion Litigation

On August 12, 2020, several former employees of UTC or its subsidiaries filed a putative class action complaint (the "Complaint") in the United States District Court for the District of Connecticut against RTX, Carrier, Otis, the former members of the UTC Board of Directors and the members of the Carrier and Otis Boards of Directors (*Geraud Darnis, et al. v. Raytheon Technologies Corporation, et al.*). The Complaint challenged the method by which UTC equity awards were converted to UTC, Carrier and Otis equity awards following the Separation and the Distribution. Defendants moved to dismiss the Complaint. Plaintiffs amended their Complaint on September 13, 2021 (the "Amended Complaint"). The Amended Complaint, with RTX, Carrier and Otis as the only defendants, asserted that the defendants are liable for breach of certain equity compensation plans and for breach of the implied covenant of good faith and fair dealing. The Amended Complaint also sought specific performance. The Company believes all plaintiffs' claims against it are without merit. Defendants moved to dismiss the Amended Complaint. On September 30, 2022, the court dismissed the case against all defendants, with prejudice. Plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. On August 3, 2023, the Second Circuit of Appeals affirmed the district court's ruling. The Second Circuit's judgment is final and non-appealable.

Aqueous Film Forming Foam Litigation

As of December 31, 2022, the Company, KFI and others have been named as defendants in more than 6,000 lawsuits filed by individuals in or removed to the federal courts of the United States alleging that the historic use of Aqueous Film Forming Foam ("AFFF") caused personal injuries and/or property damage. The Company, KFI and others have also been named as defendants in more than 700 lawsuits filed by several U.S. states, municipalities and water utilities in or removed to U.S. federal courts alleging that the historic use of AFFF caused contamination of property and water supplies. In December 2018, the U.S. Judicial Panel on Multidistrict Litigation transferred and consolidated all AFFF cases pending in the U.S. federal courts against the Company, KFI and others to the U.S. District Court for the District of South Carolina (the "MDL Proceedings"). The individual plaintiffs in the MDL Proceedings generally seek damages for alleged personal injuries, medical monitoring, diminution in property value and injunctive relief to remediate alleged contamination of water supplies. The U.S. state, municipal and water utility plaintiffs in the MDL Proceedings generally seek damages and costs related to the remediation of public property and water supplies.

AFFF is a firefighting foam, developed beginning in the late 1960s pursuant to U.S. military specification, used to extinguish certain types of hydrocarbon-fueled fires. The lawsuits identified above relate to Kidde Fire Fighting, Inc., which owned the National Foam business. Kidde Fire Fighting, Inc. was acquired by a UTC subsidiary in 2005 and merged into KFI in 2007. The National Foam business manufactured AFFF for sale to government (including the U.S. federal government) and non-government customers in the U.S. at a single facility located in West Chester, Pennsylvania (the "Pennsylvania Site"). In 2013, KFI divested the AFFF businesses to an unrelated third party. The Company acquired KFI as part of the Separation in April 2020.

The key components of AFFF that contribute to its fire-extinguishing capabilities are known as fluorosurfactants. Neither the Company nor KFI, nor any of the Company's subsidiaries involved in the AFFF litigation manufactured fluorosurfactants. Instead, the National Foam business purchased these substances from unrelated third parties to in turn manufacture AFFF. Plaintiffs in the MDL Proceedings allege that the fluorosurfactants used by various manufacturers in producing AFFF contained, or over time degraded into, compounds known as per- and polyfluoroalkyl substances (referred to collectively as "PFAS"), including perflourooctanesulfonic acid ("PFOS") and perflourooctanoic acid ("PFOA"). Plaintiffs further allege that, as a result of the use of AFFF, PFOS and PFOA were released into the environment and, in some instances, ultimately reached drinking water supplies.

Plaintiffs in the MDL Proceedings allege that PFOS and PFOA contamination has resulted from the use of AFFF manufactured using a process known as ECF, and that this process was used exclusively by 3M. They also allege that PFOA contamination has resulted from the use of AFFF manufactured using a different process, known as telomerization, and that this process was used exclusively by the other AFFF manufacturers (including the National Foam business). Compounds containing PFOS and PFOA (as well as many other PFAS) have also been used for decades

by many third parties in a number of different industries to manufacture firefighters' protective outerwear, carpets, clothing, fabrics, cookware, food packaging, personal care products, cleaning products, paints, varnishes and other consumer and industrial products.

Plaintiffs in the MDL Proceedings have named multiple defendants, including suppliers of chemicals and raw materials used to manufacture fluorosurfactants, fluorosurfactant manufacturers and AFFF manufactures. The defendants in the MDL Proceedings moved for summary judgment on the government contractor defense, which potentially applies to AFFF sold to or used by the U.S. government. After full briefing and oral argument, on September 16, 2022, the MDL court declined to enter summary judgment for the defendants. The defense, however, remains available at any trial to which it applies.

On September 23, 2022, after completion of discovery, the MDL court selected one water provider case, the *City of Stuart, F*L v. *3M, et al.,* for a bellwether trial. That trial was scheduled to begin in early June 2023 but was postponed indefinitely. The MDL court has ordered that the bellwether process for personal injury cases to begin in 2023. However, the court has not yet outlined details on that process or its timing.

Outside of the MDL Proceedings, the Company and other defendants are also party to six lawsuits in U.S. state courts brought by oil refining companies alleging product liability claims related to legacy sales of AFFF and seeking damages for the costs to replace the product and for property damage. In addition, the Company and other defendants are party to two actions related to the Pennsylvania Site in which the plaintiff water utility company seeks remediation costs related to the alleged contamination of the local water supply. The Company, KFI and other defendants are also party to one action in Arizona state court brought by a firefighter claiming that occupational exposure to AFFF has caused certain personal injuries.

The Company and KFI believe that they have meritorious defenses to the claims in the MDL Proceedings and the other AFFF lawsuits. Given the numerous factual, scientific and legal issues to be resolved relating to these claims, the Company is unable to assess the probability of liability or to reasonably estimate a range of possible loss at this time. There can be no assurance that any such future exposure will not be material in any period.

On May 14, 2023, KFI filed a voluntary petition with the United States Bankruptcy court for the District of Delaware seeking relief under Chapter 11 of the Bankruptcy Code after the Company determined that it would not provide financial support to KFI going forward, other than ensuring KFI has access to services necessary for the effective operation of its business. As a result, all litigation against KFI is automatically stayed. KFI filed an adversary complaint and motion in the Chapter 11 case seeking an order staying or enjoining all AFFF-related litigation against the Company, its other subsidiaries and RTX. That motion was resolved through an agreement that effectively stays the AFFF litigation against these parties. KFI has also indicated to the bankruptcy court that it intends to pursue insurance coverage for AFFF-related liabilities and contractual indemnification for AFFF-related liabilities from the third party to which KFI sold National Foam. On November 21, 2023, the bankruptcy court ordered certain parties, including the Company, to participate in a mediation with respect to claims that might be asserted by and against it in the bankruptcy proceedings. The parties have engaged in several mediation sessions and anticipate further sessions in the future.

Deconsolidation Due to Bankruptcy

As of May 14, 2023, the Company no longer controlled KFI as their activities are subject to review and oversight by the bankruptcy court. Therefore, KFI was deconsolidated and their respective assets and liabilities were derecognized from the Company's Consolidated Financial Statements. Upon deconsolidation, the Company determined the fair value of its retained interest in KFI to be zero and accounted for it prospectively using the cost method. As a result of these actions, the Company recognized a loss of $297 million in its Consolidated Statements of Operations within *Other income/(expense), net.* In addition, the deconsolidation resulted in an investing cash outflow of $134 million in the Company's Consolidated Statements of Cash Flows.

In connection with the bankruptcy filing, KFI entered into several agreements with subsidiaries of the Company to ensure they have access to services necessary for the effective operation of their business. All post-deconsolidation activity between the Company and KFI are reported as third-party transactions recorded within the Company's Consolidated Statements of Operations. Since the petition date, there were no material transactions between the Company and KFI.

Income Taxes

Under the Tax Matters Agreement relating to the Separation, the Company is responsible to UTC for its share of the Tax Cuts and Jobs Act transition tax associated with foreign undistributed earnings as of December 31, 2017. As a result, liabilities of $132 million and $243 million are included within the accompanying Consolidated Balance Sheet within *Accrued Liabilities* and *Other Long-Term Liabilities* as of December 31, 2023, respectively. This obligation is expected to be settled in annual installments ending in April 2026 with the next installment of $89 million due in 2024. The Company believes that the likelihood of incurring losses materially in excess of this amount is remote.

Self-Insurance

The Company maintains self-insurance for a number of risks, including but not limited to, workers' compensation, general liability, automobile liability, property and employee-related healthcare benefits. It has obtained insurance coverage for amounts exceeding individual and aggregate loss limits. The Company accrues for known future claims and incurred but not reported losses.

The Company's self-insurance liabilities were as follows:

(In millions)	**2023**	2022
Self-insurance liabilities included in *Accrued liabilities*	**$160**	$139
Self-insurance liabilities included in *Other long-term liabilities*	**55**	53
Total self-insurance liabilities	**$215**	$192

The Company incurred expenses related to self-insured risks of $180 million, $155 million and $155 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Other Matters

The Company has other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising in the ordinary course of business. The Company accrues for contingencies generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, the Company accrues the minimum amount.

In the ordinary course of business, the Company is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and could result in fines, penalties, compensatory or treble damages or non-monetary relief. The Company does not believe that these matters will have a material adverse effect upon its competitive position, results of operations, cash flows or financial condition.

Note 24: Supplemental Cash Flow Information

Supplemental cash flow information was as follows:

(In millions)	**2023**	2022	2021
Interest paid, net of amounts capitalized	**$320**	$297	$317
Income taxes paid, net of refunds	**$942**	$833	$675
Non-cash financing activity:			
Common stock dividends payable	**$161**	$158	$130

Note 25: Subsequent Events

On January 2, 2024, the Company entered into a 60-day senior unsecured bridge term loan agreement with JPMorgan Chase Bank, N.A., as administrative agent ("60-day Bridge Loan"). The facility consisted of a Euro-denominated tranche in an aggregate amount of €113 million and a USD-denominated tranche in an aggregate amount of $349 million. Euro-denominated borrowings bear interest at the EURIBOR Rate plus a ratings-based margin,

USD-denominated borrowings bear interest at either a Term SOFR Rate plus 0.10% and a ratings-based margin or, alternatively, at a base rate plus a ratings-based margin. The proceeds of the senior unsecured bridge term loan were used to fund a portion of the Euro-denominated purchase price of the VCS Business.

On January 2, 2024, the Company completed the previously announced acquisition of the VCS Business from Viessmann for total consideration of $14.2 billion. The purchase price consisted of (i) US$11.2 billion in cash and (ii) 58,608,959 shares of the Company's common stock, subject to long-term lock-up provisions and anti-dilution protection. The Company funded the cash portion of the base purchase price with a combination of cash on hand, net proceeds from the USD Notes and Euro Notes and borrowings under the Delayed Draw Facility and the 60-day Bridge Loan.

The VCS Business develops intelligent, integrated and sustainable technologies, including heat pumps, boilers, photovoltaic systems, home battery storage and digital solutions, primarily for residential customers in Europe. The Company believes that secular trends in these areas will drive significant, sustained future growth. In addition, the Company anticipates realizing significant operational synergies including purchase material savings through supplier rationalization and procurement leverage, improvement in manufacturing costs and lower general and administrative costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, leverage of distribution channels and vertical cross selling through certain vertical markets. The net sales of the VCS Business were €3.4 billion during the twelve months ended December 31, 2022.

The transaction will be accounted for as a business combination under ASC 805 and the results of operations from the date of acquisition will be reflected within the HVAC segment. The Company is in the process of completing its appraisals of tangible and intangible assets relating to this acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed will be completed once the appraisal process has been finalized. During the year ended December 31, 2023, the Company recognized acquisition-related costs of $80 million, which are reflected within *Selling, general and administrative* in the Consolidated Statement of Operations.

Comparison of Cumulative Total Return

Performance Graph

The following information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

On April 3, 2020, UTC completed the Separation of Carrier into a stand-alone company. As a result of the Separation and the Distribution, Carrier became an independent public company. The following graph presents the cumulative total shareowner return from the Distribution Date through December 31, 2023 for our common stock, as compared with the S&P 500 Index and the Dow Jones Industrial Index.

Our common stock is a component of the S&P 500 Index. These figures assume that all dividends paid over the period were reinvested and that the starting value of each index and the investment in our common stock was $100 on April 3, 2020.



The cumulative total returns on our common stock and each index as of each April 3, 2020 through December 31, 2023 plotted in the above graph are as follows:

Company / Index	April 3, 2020	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Carrier Global Corporation	$100.00	$286.66	$416.55	$316.82	**$441.24**
S&P 500 Index	$100.00	$150.59	$193.82	$154.28	**$191.66**
Dow Jones Industrial Index	$100.00	$145.31	$175.75	$157.45	**$179.03**

Reconciliation of Non-GAAP Measures to Corresponding GAAP

Net Income, Earnings Per Share and Effective Tax Rate

		Unaudited							
	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021		
(In millions, except per share amounts)	**Reported**	**Adjustments**	**Adjusted**	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Net sales	**$22,098**	**$ —**	**$22,098**	$20,421	$ —	$20,421	$20,613	$ —	$20,613
Operating profit	**2,296**	**911[a]**	**3,207**	4,515	(1,621)[a]	2,894	2,645	174[a]	2,819
Operating margin	*10.4%*		*14.5%*	*22.1%*		*14.2%*	*12.8%*		*13.7%*
Income from operations before income taxes	**2,084**	**960[a,b]**	**3,044**	4,292	(1,649)[a,b]	2,643	2,400	193[a,b]	2,593
Income tax expense	**(644)**	**20[c]**	**(624)**	(708)	135[c]	(573)	(699)	167[c]	(532)
Income tax rate	*30.9%*		*20.5%*	*16.5%*		*21.7%*	*29.1%*		*20.5 %*
Net income attributable to common shareowners	**$ 1,349**	**$ 980**	**$ 2,329**	**$ 3,534**	**$ (1,514)**	**$ 2,020**	**$ 1,664**	**$ 360**	**$ 2,024**
Summary of Adjustments:									
Restructuring costs		**$ 97[a]**			$ 31[a]			$ 89[a]	
Amortization of acquired intangibles		**149[a]**			50[a]			15[a]	
Acquisition step-up amortization[1]		**41[a]**			51[a]			5[a]	
Acquisition/divestiture-related costs		**220[a]**			31[a]			2[a]	
Viessmann-related hedges		**96[a]**			—			—	
KFI deconsolidation		**297[a]**			—			—	
TCC acquisition-related gain[2]		**8[a]**			(705)[a]			—[a]	
Chubb gain		**—**			(1,105)[a]			—[a]	
Chubb transaction costs		**—**			—			43[a]	
Russia/Ukraine asset impairment		**—**			4[a]			—[a]	
Charge resulting from legal matter		**—**			22[a]			—[a]	
Separation costs		**—**			—			20[a]	
Bridge loan financing costs[3]		**52[a, b]**			—			—	
Debt extinguishment (gain), net[4]		**—**			(28)[b]			19[b]	
Total adjustments		**$ 960**			$ (1,649)			$ 193	
Tax effect on adjustments above		**$(114)**			$ 172			$ (33)	
Tax specific adjustments		**134**			(37)			200	
Total tax adjustments		**$ 20[c]**			$ 135[c]			$ 167[c]	
Shares outstanding – Diluted	**853.0**		**853.0**	861.2		861.2	890.3		890.3
Earnings per share – Diluted	**$ 1.58**		**$ 2.73**	**$ 4.10**		**$ 2.34**	**$ 1.87**		**$ 2.27**

[1] Amortization of the step-up to fair value of acquired inventory and backlog.

[2] The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

[3] Includes commitment fess recognized in *Selling, general and administrative*.

[4] The Company repurchased approximately $1.15 billion of aggregate principal senior notes on March 30, 2022 and recognized a net gain of $33 million and wrote-off $5 million of unamortized deferred financing costs in Interest (expense) income, net.

Operating Profit

	(Unaudited)					
						Year Ended December 31, 2023
(In millions, except per share amounts)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
Net sales	$15,139	$3,818	$3,633	$(492)	$ —	$22,098
Segment operating profit	$ 2,275	$ 428	$ 209	$(275)	$(341)	$ 2,296
Reported operating margin	*15.0%*	*11.2%*	*5.8%*			*10.4%*
Adjustments to segment operating profit:						
Restructuring costs	$ 44	$ 21	$ 22	$ 10	$ —	$ 97
Amortization of acquired intangibles	143	—	6	—	—	149
Acquisition step-up amortization[1]	41	—	—	—	—	41
Acquisition/divestiture-related costs	—	—	9	—	211	220
Bridge loan financing costs	—	—	—	3	—	3
TCC acquisition-related gain[2]	8	—	—	—	—	8
Viessmann-related hedges	—	—	—	96	—	96
KFI deconsolidation	—	—	297	—	—	297
Total adjustments to operating profit	$ 236	$ 21	$ 334	$ 109	$ 211	$ 911
Adjusted operating profit	$ 2,511	$ 449	$ 543	$(166)	$(130)	$ 3,207
Adjusted operating margin	*16.6%*	*11.8%*	*14.9%*			*14.5%*

[1] Amortization of the step-up to fair value of acquired inventory and backlog.
[2] The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

	(Unaudited)					
						Year Ended December 31, 2022
(In millions)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
Net sales	$13,408	$3,883	$ 3,570	$(440)	$ —	$20,421
Segment operating profit	$ 2,610	$ 483	$ 1,630	$ (80)	$(128)	$ 4,515
Reported operating margin	*19.5%*	*12.4%*	*45.7%*			*22.1%*
Adjustments to segment operating profit:						
Restructuring costs	$ 8	$ 10	$ 11	$ 2	$ —	$ 31
Amortization of acquired intangibles	46	—	4	—	—	50
Acquisition step-up amortization[1]	51	—	—	—	—	51
Acquisition-related costs	—	—	—	—	31	31
Chubb gain	—	—	(1,105)	—	—	(1,105)
TCC acquisition-related gain[2]	(705)	—	—	—	—	(705)
Russia/Ukraine asset impairment	—	3	1	—	—	4
Charge resulting from legal matter	22	—	—	—	—	22
Total adjustments to operating profit	$ (578)	$ 13	$(1,089)	$ 2	$ 31	$(1,621)
Adjusted operating profit	$ 2,032	$ 496	$ 541	$ (78)	$ (97)	$ 2,894
Adjusted operating margin	*15.2%*	*12.8%*	*15.2%*			*14.2%*

[1] Amortization of the step-up to fair value of acquired inventory and backlog.
[2] The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

Reconciliation of Non-GAAP Measures to Corresponding GAAP

| | | | | (Unaudited) | | |
| | | | | | | Year Ended December 31, 2021 |
(In millions, except per share amounts)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
Net sales	**$11,390**	**$4,127**	**$ 5,515**	**$ (419)**	**$ —**	**$20,613**
Segment operating profit	**$ 1,738**	**$ 476**	**$ 662**	**$ (96)**	**$(135)**	**$ 2,645**
Reported operating margin	*15.3%*	*11.5%*	*12.0%*			*12.8%*
Adjustments to segment operating profit:						
Restructuring costs	$ 33	$ 25	$ 26	$ —	$ 5	$ 89
Amortization of acquired intangibles	15	—	—	—	—	15
Acquisition step-up amortization[1]	5	—	—	—	—	5
Acquisition-related costs	—	—	—	—	2	2
Chubb transaction costs	—	—	42	—	1	43
Separation costs	—	—	—	17	3	20
Total adjustments to operating profit	**$ 53**	**$ 25**	**$ 68**	**$ 17**	**$ 11**	**$ 174**
Adjusted operating profit	**$ 1,791**	**$ 501**	**$ 730**	**$ (79)**	**$(124)**	**$ 2,819**
Adjusted operating margin	*15.7%*	*12.1%*	*13.2%*			*13.7%*

[1] Amortization of the step-up to fair value of acquired inventory and backlog.
[2] The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

Reconciliation of Net Cash Flows From Operating Activities to Free Cash Flow

| | (Unaudited) | | |
(In millions)	**Year Ended December 31, 2023**	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash flows provided by operating activities	**$2,607**	$1,743	$2,237
Less: Capital expenditures	**469**	353	344
Free cash flow	**$2,138**	**$1,390**	**$1,893**

Board of Directors

David Gitlin
Chairman & Chief Executive Officer
Carrier Global Corporation

Jean-Pierre Garnier, Ph.D.
Former Chief Executive Officer
GlaxoSmithKline plc
Operating Partner
Advent International

John J. Greisch
Lead Independent Director
Former President & Chief Executive Officer
Hill-Rom Holdings, Inc.
Senior Advisor
TPG Capital

Charles M. Holley, Jr.
Former Executive Vice President & Chief Financial Officer
Wal-Mart Stores, Inc.

Michael M. McNamara
Co-Founder & Chief Executive Officer
Samara
Former Chief Executive Officer
Flex Ltd.

Susan N. Story
Former President & Chief Executive Officer
American Water Works Company, Inc.

Michael A. Todman
Former Vice Chairman
Whirlpool Corporation

Max Viessmann
Chief Executive Officer & Member of the Executive Board
Viessmann Group

Virginia M. Wilson
Former Senior Executive Vice President &
Chief Financial Officer
Teachers Insurance and Annuity Association of America

Beth A. Wozniak
Chair & Chief Executive Officer
nVent Electric plc

Committees

Audit Committee
Charles M. Holley, Jr., Chair
Susan N. Story
Michael A. Todman
Virginia M. Wilson

Governance Committee
Virginia M. Wilson, Chair
Charles M. Holley, Jr.
Michael M. McNamara
Beth A. Wozniak

Compensation Committee
Michael A. Todman, Chair
Jean-Pierre Garnier
John J. Greisch
Susan N. Story

Technology and Innovation Committee
Michael M. McNamara, Chair
Jean-Pierre Garnier
John J. Greisch
Max Viessmann
Beth A. Wozniak

As of 1/31/2024.

Leadership

David Gitlin *
Chairman & Chief Executive Officer

Ajay Agrawal *
Senior Vice President, Global Services, Business Development &
Chief Strategy Officer

Adrian Button
Senior Vice President, Operations

Kyle Crockett *
Vice President, Controller

Bobby George
Senior Vice President & Chief Digital Officer

Patrick Goris *
Senior Vice President & Chief Financial Officer

Thomas Heim
President, Residential & Light Commercial
HVAC Europe, Middle East and Africa

Kevin O'Connor *
Senior Vice President & Chief Legal Officer

Milena Oliveira
Senior Vice President & Chief Marketing and
Communications Officer

Gaurang Pandya
President, HVAC Americas & Commercial
HVAC Europe, Middle East and Africa

Saif Siddiqui
President, HVAC Asia Pacific

Jurgen Timperman *
President, Fire & Security

Nadia Villeneuve *
Senior Vice President & Chief Human Resources Officer

Timothy White *
President, Refrigeration

Hakan Yilmaz
Senior Vice President & Chief Technology and Sustainability Officer

*Executive Officer

As of 1/31/2024.

Shareowner Information

Corporate Office
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
561.365.2000
www.corporate.carrier.com

This report is made available to shareowners in advance of the Annual Meeting of Shareowners scheduled to be held at 8:30 a.m. Eastern time on April 18, 2024, in a virtual-only format. The Proxy Statement will be made available to shareowners on or about March 5, 2024, and will provide additional information about voting and participating in the meeting.

Stock Listing
New York Stock Exchange (ticker symbol "CARR")

Transfer Agent and Registrar
Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for Carrier's common stock. Questions and communications from registered shareowners should be directed to:

Computershare Trust Company, N.A.
By Regular Mail
P.O. Box 43006
Providence, RI 02940-3006

By Overnight Delivery
150 Royall Street, Suite 101
Canton, MA 02021

866.507.8028
781.575.3345 (outside U.S.)
www.computershare.com/investor

Electronic Access or Delivery of Shareowner Communications
Registered shareowners can help conserve natural resources and reduce printing and mailing costs incurred by Carrier by signing up for electronic communications, including annual meeting materials, stock plan statements and tax documents, at: *www.computershare-na.com/green.*

Beneficial shareowners may be able to request electronic access or delivery by contacting their broker or bank, or Broadridge Financial Solutions at: *www.investordelivery.com.*

2023 Annual Report on Form 10-K
Copies of the Carrier 2023 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed and downloaded via our website at: *https://ir.carrier.com/financials/sec-filings.*

Copies also can be obtained, without charge, from:

Carrier Corporate Secretary
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
corpsec@carrier.com

Investor Relations
Investor Relations
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
investorrelations@carrier.com

Recognition & Industry Leadership

Ranked No. 8 of
100 Most Sustainable Companies
Barron's, 2023

Named to
Carbon Clean200
Corporate Knights and As You Sow, 2023

Awarded a
Silver Medal
EcoVadis, 2023

Among the
World's Best Employers
Forbes, 2023

Among the
World's Most Admired Companies
Fortune, 2023

Among the
Best Places to Work for LGBTQ+ Equality
Human Rights Campaign Foundation
Corporate Equality Index, 2023-2024

Achieved
Prime ESG Corporate Rating
ISS ESG, 2023

Achieved
ESG Leader Rating
MSCI ESG Ratings, 2023

Among
America's Most Responsible Companies
Newsweek, 2023

Named an
ESG Industry Top-Rated Company
Sustainalytics, 2023

Among the
World's Best Companies
TIME, 2023

Founding member of
U.S. Green Building Council

Founding member of
International WELL Building Institute

Founding member of
Global Food Cold Chain Council

Member of
Corporate Coalition for Innovation & Technology toward Net Zero



MIX
Paper from
responsible sources
FSC® C013980

This report is printed with soy-based inks in a facility powered by 100% renewable wind energy. All paper used in this report is certified to Forest Stewardship Council® (FSC®) standards. The paper for the cover and narrative sections is produced using 80% renewable electricity and is manufactured with a minimum of 10% recycled fiber. The paper for the financial section is manufactured in facilities where more than 70% of the energy in their pulp and paper mills comes from renewable biomass fuels.



13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
www.corporate.carrier.com